UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2008
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐          No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2008

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
	$	$	$	$
		(Restated -		(Restated -
		Note 19)		Note 19)

VOYAGE REVENUES (notes 10 and 11)	78,206	62,917	214,133	200,936

OPERATING EXPENSES (note 10)
Voyage expenses	615	317	1,672	857
Vessel operating expenses	17,500	13,935	56,699	41,686
Depreciation and amortization	19,105	16,501	56,767	48,875
General and administrative	4,167	3,531	14,367	10,808

Total operating expenses	41,387	34,284	129,505	102,226

Income from vessel operations	36,819	28,633	84,628	98,710

OTHER ITEMS
Interest expense (notes 5, 8 and 11)	(76,585)	(86,130)	(141,725)	(83,317)
Interest income (note 11)	34,680	43,784	71,446	43,719
Foreign currency exchange gain (loss) (note 8)	48,567	(21,555)	14,647	(32,037)
Other income (loss) — net (note 9)	485	133	(202)	(1,412)
Goodwill impairment (note 6)	(3,648)	—	(3,648)	—

Total other items	3,499	(63,768)	(59,482)	(73,047)

Income (loss) before non-controlling interest	40,318	(35,135)	25,146	25,663
Non-controlling interest	5,571	13,501	10,235	593

Net income (loss)	45,889	(21,634)	35,381	26,256

Dropdown Predecessor’s interest in net income (note 1)	—	—	894	—
General partner’s interest in net income (loss)	9,854	(433)	5,031	9,774
Limited partners’ interest: (note 14)
Net income (loss)	36,035	(21,201)	29,456	16,482
Net income (loss) per:
• Common unit (basic and diluted)	0.81	(0.57)	0.35	0.61
• Subordinated unit (basic and diluted)	0.81	(0.57)	0.35	0.30
• Total unit (basic and diluted)	0.81	(0.57)	0.35	0.48

Weighted-average number of units outstanding:
• Common units (basic and diluted)	33,338,320	22,540,547	28,475,744	21,377,910
• Subordinated units (basic and diluted)	11,050,929	14,734,572	12,933,082	14,734,572
• Total units (basic and diluted)	44,389,249	37,275,119	41,408,826	36,112,482

Cash distributions declared per unit	0.5500	0.5300	1.6100	1.4550

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	September 30, 2008	December 31, 2007
	$	$
ASSETS
Current
Cash and cash equivalents	59,731	91,891
Restricted cash — current (note 5)	32,195	26,662
Accounts receivable	8,473	10,668
Prepaid expenses	6,344	5,519
Other current assets	1,627	1,294
Current portion of derivative assets (notes 2 and 11)	5,255	4,628
Advances to joint venture (note 10f)	25,273	7,512
Advances to joint venture partner (note 7)	2,098	—
Advances to affiliates (note 10k)	8,039	—

Total current assets	149,035	148,174

Restricted cash — long-term (note 5)	642,626	652,567

Vessels and equipment (note 8)
At cost, less accumulated depreciation of $112,414 (2007 — $82,855)	875,737	890,741
Vessels under capital lease, at cost, less accumulated depreciation of $97,968 (2007 — $66,333) (note 5)	918,702	934,058
Advances on newbuilding contracts (note 12a)	354,512	240,773

Total vessels and equipment	2,148,951	2,065,572

Investment in and advances to joint venture (note 10f)	941,428	685,730
Advances to joint venture partner (note 7)	9,510	9,631
Other assets	31,596	37,762
Derivative assets (notes 2 and 11)	38,337	28,966
Intangible assets — net (note 6)	144,087	150,935
Goodwill (note 6)	35,631	39,279

Total assets	4,141,201	3,818,616

LIABILITIES AND PARTNERS’ EQUITY
Current
Accounts payable	11,339	8,693
Accrued liabilities	22,235	22,390
Unearned revenue	2,510	5,462
Current portion of long-term debt (note 8)	125,887	71,509
Current obligations under capital lease (note 5)	41,067	150,791
Current portion of derivative liabilities (notes 2 and 11)	17,820	7,681
Advances from joint venture partners (note 7)	1,222	615
Advances from affiliates (note 10k)	70,434	268,477

Total current liabilities	292,514	535,618

Long-term debt (note 8)	2,051,192	1,654,202
Long-term obligations under capital lease (note 5)	811,374	706,489
Other long-term liabilities	1,252	—
Derivative liabilities (notes 2 and 11)	94,701	71,637

Total liabilities	3,251,033	2,967,946

Commitments and contingencies (notes 5, 11 and 12)

Non-controlling interest	41,726	141,378

Partners’ equity
Dropdown Predecessor equity (note 10j)	—	1,118
Partners’ equity	848,442	708,174

Total partners’ equity	848,442	709,292

Total liabilities and partners’ equity	4,141,201	3,818,616

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2008	2007
	$	$
		(Restated - Note 19)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	35,381	26,256
Non-cash items:
Unrealized loss (gain) on derivative instruments (note 11)	21,231	(28,985)
Depreciation and amortization	56,797	48,875
Goodwill impairment (note 6)	3,648	—
Deferred income tax expense	(248)	1,222
Foreign currency exchange loss (gain)	(14,252)	31,861
Equity based compensation	276	282
Non-controlling interest	(10,235)	(593)
Accrued interest and other — net	8,013	(1,372)
Change in non-cash working capital items related to operating activities	(428)	5,209
Expenditures for drydocking	(10,883)	(1,349)

Net operating cash flow	89,300	81,406

FINANCING ACTIVITIES
Excess of purchase price over the contributed basis of Teekay Nakilat (III) Holdings Corporation (note 10f)	(25,120)	—
Excess of purchase price over the contributed basis of Teekay Nakilat Holdings Corporation (note 10g)	—	(13,844)
Distribution to Teekay Corporation for the purchase of Kenai LNG Carriers (note 10j)	(230,000)	—
Distribution to Teekay Corporation for the purchase of Dania Spirit LLC (note 10h)	—	(18,548)
Proceeds from long-term debt	819,056	804,468
Capitalized loan costs	(2,248)	(1,952)
Scheduled repayments of long-term debt	(32,184)	(21,904)
Scheduled repayments of capital lease obligations	(6,766)	(6,596)
Prepayments of long-term debt	(321,000)	(188,000)
Proceeds from issuance of common units	202,519	86,044
Advances from affiliates	5,736	(415)
Repayments of advances from affiliates	(1,762)	—
Advances from joint venture partners	607	44,214
Repayment of joint venture partner advances	—	(21,627)
Decrease (increase) in restricted cash	2,032	(12,817)
Cash distributions paid	(70,631)	(53,564)
Equity distribution from Teekay Corporation	3,281	—

Net financing cash flow	343,520	595,459

INVESTING ACTIVITIES
Advances to joint venture	(262,721)	(457,525)
Return of capital from Teekay BLT Corporation (note 10e)	(19,600)	—
Receipt of Spanish re-investment tax credit (note 15)	5,431	—
Purchase of Teekay Nakilat (III) Holdings Corporation (note 10f)	(73,070)	—
Purchase of Teekay Nakilat Holdings Corporation (note 10g)	—	(52,252)
Expenditures for vessels and equipment	(115,020)	(155,483)

Net investing cash flow	(464,980)	(665,260)

(Decrease) increase in cash and cash equivalents	(32,160)	11,605
Cash and cash equivalents, beginning of the period	91,891	29,288

Cash and cash equivalents, end of the period	59,731	40,893

Supplemental cash flow information (note 13)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’/DROPDOWN PREDECESSOR’S EQUITY
(in thousands of U.S. dollars and units)

	Dropdown	PARTNERS’ EQUITY
	Predecessor’s	Limited Partners				General
	Equity	Common		Subordinated		Partner	Total
	$	Units	$	Units	$	$	$
Balance as at December 31, 2007	1,118	22,540	454,459	14,735	227,133	26,582	709,292
Net income	894	—	20,256	—	9,200	5,031	35,381
Net change in parent’s equity in Dropdown Predecessor (notes 1 and 14)	224,366	—	—	—	—	—	224,366
Cash distributions	—	—	(46,000)	—	(21,696)	(2,935)	(70,631)
Proceeds from follow-on public offering of units, net of offering costs of $6.2 million (note 3)	—	7,114	198,345	—	—	4,174	202,519
Re-investment tax credit received (note 15)	—	—	3,218	—	2,104	109	5,431
Equity based compensation	—	—	186	—	84	6	276
Conversion of 25% of subordinated units to common (note 14)	—	3,684	46,040	(3,684)	(46,040)	—	—
Purchase of Teekay Nakilat (III) Holdings Corporation (note 10f)	—	—	(11,307)	—	(15,908)	(977)	(28,192)
Purchase of Kenai LNG Carriers from Teekay Corporation (note 10j)	(226,378)	—	(1,305)	—	(2,203)	(114)	(230,000)

Balance as at September 30, 2008	—	33,338	663,892	11,051	152,674	31,876	848,442

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
1. Basis of Presentation
The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P. (or Teekay LNG), which is a limited partnership organized under the laws of the Republic of The Marshall Islands, and its wholly owned or controlled subsidiaries and the Dropdown Predecessor, as described below (collectively, the Partnership). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s restated audited consolidated financial statements for the year ended December 31, 2007, which are included in the Partnership’s Form 20-F/A filed on December 2, 2008. In the opinion of management of Teekay GP L.L.C., the general partner of Teekay LNG (or the General Partner), these interim consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, and changes in partners’ equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation. Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period.
As required by Statement of Financial Accounting Standards (or SFAS) No. 141, the Partnership accounts for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting prescribed by SFAS No. 141, Business Combinations, for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, by the Partnership over Teekay Corporation’s historical cost is accounted for as an equity distribution to Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Partnership and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, the Partnership’s financial statements prior to the date the interests in these vessels were actually acquired by the Partnership are retroactively adjusted to include the results of these vessels during the periods they were under common control of Teekay Corporation.
On January 1, 2007, the Partnership acquired interests in a 2000-built liquefied petroleum gas (or LPG) carrier, the Dania Spirit, and the related long-term, fixed-rate charter contract from Teekay Corporation. On April 1, 2008, the Partnership acquired interests in two liquefied natural gas (or LNG) vessels (the Kenai LNG Carriers) from Teekay Corporation and immediately chartered the vessels back to Teekay Corporation. These transactions were deemed to be business acquisitions between entities under common control. As a result, the Partnership’s balance sheet as at December 31, 2007, statements of income (loss) for the nine months ended September 30, 2008, statements of cash flows for the nine months ended September 30, 2008 and 2007, and statement of changes in partners’ equity for the nine months ended September 30, 2008 reflect these three vessels, referred to herein as the Dropdown Predecessor, as if the Partnership had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. These vessels began operations under the ownership of Teekay Corporation on April 1, 2003 (Dania Spirit), and December 13 and 14, 2007 (the Kenai LNG Carriers). The effect of adjusting the Partnership’s financial statements to account for this common control exchange increased the Partnership’s net income by $0.9 million for the nine months ended September 30, 2008.
The Partnership’s consolidated financial statements reflect the financial position, results of operations and cash flows of the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to the vessels. General and administrative expenses (consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Dropdown Predecessor’s proportionate share of Teekay Corporation’s total ship-operating (calendar) days for the period presented. In addition, if the Dropdown Predecessor was capitalized in part with non-interest bearing loans from Teekay Corporation and its subsidiaries, these intercompany loans were generally used to finance the acquisition of the vessels. Interest expense includes the allocation of interest to the Dropdown Predecessor from Teekay Corporation and its subsidiaries based upon the weighted-average outstanding balance of these intercompany loans and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these intercompany loans. Management believes these allocations reasonably present the general and administrative expenses and interest expense of the Dropdown Predecessor.
Certain of the accompanying consolidated financial statements have been restated. The nature of the restatements and the effect on the consolidated financial statement line items is discussed in Note 19 of these notes to the consolidated financial statements. In addition, certain disclosures in the following notes have been restated consistent with the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
On May 6, 2008, the date the first of four vessels commenced operations, the Partnership acquired Teekay Corporation’s 100% ownership interest in Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat (III)) in exchange for a non-interest bearing and unsecured promissory note. Teekay Nakilat (III) owns 40% of Teekay Nakilat (III) Corporation (the RasGas 3 Joint Venture), which in turn has a 100% interest relating to four LNG carriers (the RasGas 3 LNG Carriers) (see Note 10f). On the date the first vessel was delivered to the RasGas 3 Joint Venture from the shipyard the Partnership acquired the shares of Teekay Nakilat (III) and therefore, Teekay Nakilat (III) was no longer a variable interest entity and its results form part of the consolidated financial statements (see Note 12a).
On July 28, 2008 Teekay Corporation signed contracts for the purchase of two newbuilding multigas ships from subsidiaries of I.M. Skaugen ASA (or Skaugen). The Partnership agreed to acquire these vessels upon their delivery; pending acquisition by the Partnership, these vessels are considered variable interest entities. As a result, the Partnership’s consolidated financial statements reflect the financial position, results of operations and cash flows of these two newbuilding multigas ships (see Note 12a).
During the nine months ended September 30, 2008, $7.4 million of critical spares inventory was reclassified from other assets to fixed assets and is being depreciated over the remaining life of the assets (thirty-four years) on a straight-line basis.
2. Fair Value Measurements
Effective January 1, 2008, the Partnership adopted SFAS No. 157, Fair Value Measurements. In accordance with Financial Accounting Standards Board Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, the Partnership deferred the adoption of SFAS No. 157 for its nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of SFAS No. 157 did not have a material impact on the Partnership’s fair value measurements.
SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosure about the use of fair value measurements. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:
Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The following table presents the Partnership’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Fair Value at
	September 30,
	2008 Asset /
	(Liability)	Level 1	Level 2	Level 3
	$	$	$	$

Interest rate swap agreements — assets (1)	45,684	—	45,684	—
Interest rate swap agreements — liabilities (1)	(90,530)	—	(90,530)	—
Other derivatives (2)	(27,230)	—	—	(27,230)

(1)
The fair value of the Partnership’s interest rate swap agreements is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both the Partnership and the swap counterparties. The estimated amount is the present value of future cash flows. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as derivative assets and liabilities could vary by a material amount in the near term.

(2)
The Partnership’s other derivative agreement is between Teekay Corporation and the partnership and relates to hire payments under the time-charter contract for the Toledo Spirit (see Note 10m). The fair value of this derivative agreement is the estimated amount that the Partnership would receive or pay to terminate the agreement at the reporting date, based on the present value of Partnership’s projection of future spot market rates, which has been derived from current spot market rates and long-term historical average rates.

Changes in fair value during the nine months ended September 30, 2008 for assets and liabilities that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are as follows:

Asset/(Liability)
$

Fair value at December 31, 2007	(15,952)
Total unrealized losses reflected as a reduction of voyage revenues	(11,278)

Fair value at September 30, 2008	(27,230)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
3. Public Offering
On April 23, 2008, the Partnership completed a follow-on public offering of 5.0 million common units at a price of $28.75 per unit, for gross proceeds of approximately $143.8 million. On May 8, 2008, the underwriters partially exercised their over-allotment option and purchased an additional 375,000 common units for an additional $10.8 million in gross proceeds to the Partnership.
Concurrently with the public offering, Teekay Corporation acquired 1.7 million common units of the Partnership at the same public offering price for a total cost of $50.0 million. As a result of these equity transactions, the Partnership raised gross equity proceeds of $208.7 million (including the General Partner’s 2% proportionate capital contribution), and Teekay Corporation’s ownership in the Partnership was reduced from 63.7% to 57.7% (including its indirect 2% General Partner interest). The Partnership used the total net proceeds from the equity offerings of approximately $202.5 million to reduce amounts outstanding under the Partnership’s revolving credit facilities that were used to fund the acquisitions of interests in LNG carriers.
4. Segment Reporting
The Partnership has two reportable segments: its liquefied gas segment and its Suezmax tanker segment. The Partnership’s liquefied gas segment consists of LNG carriers and an LPG carrier subject to long-term, fixed-rate time charters to international energy. As at September 30, 2008 and excluding newbuilding vessels, the Partnership’s liquefied gas segment consisted of thirteen LNG carriers (including the four RasGas 3 LNG Carriers that had then been delivered and which are accounted for under the equity method) and one LPG carrier (where the Partnership’s range of ownership in these vessels is between 40% — 100%). The Partnership’s Suezmax tanker segment consists of eight Suezmax-class crude oil tankers operating on long-term, fixed-rate time-charter contracts to international energy companies, where the Partnership has 100% ownership in all Suezmax vessels. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s restated audited consolidated financial statements for the year ended December 31, 2007.
The following table presents results for these segments for the three and nine months ended September 30, 2008 and 2007:

	Three Months Ended September 30,
	2008			2007
	Liquefied	Suezmax		Liquefied	Suezmax
	Gas	Tanker		Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$
					(restated)	(restated)

Voyage revenues (1)	57,668	20,538	78,206	43,239	19,678	62,917
Voyage expenses	189	426	615	73	244	317
Vessel operating expenses	10,776	6,724	17,500	7,977	5,958	13,935
Depreciation and amortization	14,310	4,795	19,105	11,490	5,011	16,501
General and administrative (2)	2,361	1,806	4,167	1,663	1,868	3,531

Income from vessel operations	30,032	6,787	36,819	22,036	6,597	28,633

	Nine Months Ended September 30,
	2008			2007
	Liquefied	Suezmax		Liquefied	Suezmax
	Gas	Tanker		Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$
					(restated)	(restated)

Voyage revenues (1)	167,297	46,836	214,133	124,807	76,129	200,936
Voyage expenses	791	881	1,672	86	771	857
Vessel operating expenses	35,752	20,947	56,699	24,238	17,448	41,686
Depreciation and amortization	42,740	14,027	56,767	33,855	15,020	48,875
General and administrative (2)	7,871	6,496	14,367	5,322	5,486	10,808

Income from vessel operations	80,143	4,485	84,628	61,306	37,404	98,710

(1)
Voyage revenues in the Suezmax tanker segment includes unrealized mark-to-market gains (losses) of the derivative liability relating to the agreement between the partnership and Teekay Corporation for the Toledo Spirit time charter contract (see Notes 10(m) and 11).

(2)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	September 30, 2008	December 31, 2007
	$	$

Liquefied gas segment	3,667,156	3,298,495
Suezmax tanker segment	397,870	410,749
Unallocated:
Cash and cash equivalents	59,731	91,891
Accounts receivable, prepaid expenses and other current assets	16,444	17,481

Consolidated total assets	4,141,201	3,818,616

5. Leases and Restricted Cash
Capital Lease Obligations
RasGas II LNG Carriers. As at September 30, 2008, the Partnership owned an indirect 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which is the lessee under 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II) (or RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below relating to the RasGas II LNG Carriers capital leases include the Partnership’s joint venture partner’s 30% share.
Under the terms of the RasGas II capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. However, Teekay Nakilat may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, Teekay Nakilat will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.
At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. As at September 30, 2008, the commitments under these capital leases approximated $1.1 billion, including imputed interest of $609.8 million, repayable as follows:

Year	Commitment
2008	$ 6.0 million
2009	$ 24.0 million
2010	$ 24.0 million
2011	$ 24.0 million
2012	$ 4.0 million
Thereafter	$ 977.1 million
Spanish-Flagged LNG Carrier. As at September 30, 2008, the Partnership was the lessee under a capital lease on one Spanish-flagged LNG carrier (the Madrid Spirit) which is structured as a “Spanish tax lease”. Under the terms of the Spanish tax lease, which includes the Partnership’s contractual right to full operation of the vessel pursuant to a bareboat charter, the Partnership will purchase the vessel at the end of the lease term in 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At its inception, the interest rate implicit in the Spanish tax lease was 5.8%. As at September 30, 2008, the commitments under this capital lease, including the purchase obligation, approximated 141.8 million Euros ($199.8 million), including imputed interest of 16.5 million Euros ($23.3 million), repayable as follows:

Year	Commitment
2008	24.4 million Euros ($34.4 million)
2009	25.7 million Euros ($36.1 million)
2010	26.9 million Euros ($37.9 million)
2011	64.8 million Euros ($91.4 million)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
Suezmax Tankers. As at September 30, 2008, the Partnership was a lessee under capital leases on five Suezmax tankers. Under the terms of the lease arrangements, which include the Partnership’s contractual right to full operation of the vessels pursuant to bareboat charters, the Partnership is required to purchase these vessels after the end of their respective lease terms for a fixed price. At their inception, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in the lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Partnership. As at September 30, 2008, the remaining commitments under these capital leases, including the purchase obligations, approximated $232.9 million, including imputed interest of $26.3 million, repayable as follows:

Year	Commitment
2008	$ 6.1 million
2009	$ 134.4 million
2010	$ 8.4 million
2011	$ 84.0 million
Restricted Cash
Under the terms of the capital leases for the four LNG carriers described above, the Partnership is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases, including the obligation to purchase the Spanish-flagged LNG carrier at the end of the lease period. These cash deposits are restricted to being used for capital lease payments and have been fully funded primarily with term loans (see Note 8). The interest rates earned on the deposits approximate the interest rates implicit in the leases.
As at September 30, 2008 and December 31, 2007, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $486.4 million and $492.2 million, respectively. As at September 30, 2008 and December 31, 2007, the weighted-average interest rates earned on the deposits were 2.9% and 5.3%, respectively.
As at September 30, 2008 and December 31, 2007, the amount of restricted cash on deposit for the Spanish-flagged LNG carrier was 127.5 million Euros ($179.7 million) and 122.8 million Euros ($179.2 million), respectively. As at September 30, 2008 and December 31, 2007, the weighted-average interest rate earned on the deposit was 5.0%.
The Partnership also maintains restricted cash deposits relating to certain term loans, which totaled 6.2 million Euros ($8.8 million) and 5.3 million Euros ($7.8 million) as at September 30, 2008 and December 31, 2007, respectively.
6. Intangible Assets and Goodwill
As at September 30, 2008 and December 31, 2007, intangible assets consisted of time-charter contracts with a weighted-average amortization period of 19.2 years. The carrying amount of intangible assets as at September 30, 2008 and December 31, 2007 is as follows:

	September 30,	December 31,
	2008	2007
	$	$

Gross carrying amount	182,552	182,552
Accumulated amortization	(38,465)	(31,617)

Net carrying amount	144,087	150,935

Amortization expense of intangible assets for the three and nine months ended September 30, 2008 and 2007 were $2.3 million ($2.3 million — 2007) and $6.8 million ($6.9 million — 2007), respectively.
The carrying amount of goodwill as at September 30, 2008 and December 31, 2007 for the Partnership’s reporting segments is as follows:

	September 30,	December 31,
	2008	2007
	$	$

Liquefied Gas Segment	35,631	35,631
Suezmax Tanker Segment	—	3,648

Total	35,631	39,279

Due to the decline in market conditions, the Partnership conducted an interim impairment review of its reporting units during the third quarter of 2008. The fair value of the reporting units was estimated using the expected present value of future cash flows. The fair value of the reporting units were compared to their carrying values at September 30, 2008 and it was determined that the fair value attributable to the Partnership’s Suezmax tanker segment was less than its carrying value. As a result, a goodwill impairment loss of $3.6 million was recognized in the Suezmax tanker reporting unit during the third quarter.
The sharp decline of economic and market conditions during the fourth quarter of 2008, including the significant disruptions in the global credit markets, have affected the estimates used in the valuation of a broad range of assets and liabilities. For the fourth quarter of 2008, the Partnership will assess whether these events have caused any of its assets, including goodwill, to be impaired and if so, the amount of any writedown. Any potential impairment could be material.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
7. Advances to and from Joint Venture Partners

	September 30,	December 31,
	2008	2007
	$	$
Advances to QGTC Nakilat (1643-6) Holdings Corporation (see Note 10f)	11,608	9,631

Advances from BLT LNG Tangguh Corporation (see Note 10e)	1,179	615
Advances from Qatar Gas Transport Company Ltd. (Nakilat)	43	—

Total advances from joint venture partners	1,222	615

Advances to and from joint venture partners are non-interest bearing and unsecured. The Partnership did not incur interest income or interest expense from the advances during the three and nine months ended September 30, 2008 and 2007.
8. Long-Term Debt

	September 30,	December 31,
	2008	2007
	$	$

U.S. Dollar-denominated Revolving Credit Facilities due through 2018	155,000	10,000
U.S. Dollar-denominated Term Loan due through 2019	427,747	446,435
U.S. Dollar-denominated Term Loan due through 2020	875,822	—
U.S. Dollar-denominated Term Loan due through 2020(1)	—	600,990
U.S. Dollar-denominated Term Loan due through 2021(1)	280,789	207,148
U.S. Dollar-denominated Unsecured Loan(1)	1,144	1,144
U.S. Dollar-denominated Unsecured Demand Loan	16,007	16,002
Euro-denominated Term Loans due through 2023	420,570	443,992

Total	2,177,079	1,725,711
Less current portion	73,687	36,844
Less current portion (newbuilding vessel financing)(1)	52,200	34,665

Total	2,051,192	1,654,202

(1)	As at September 30, 2008, long-term debt related to newbuilding vessels to be delivered was $281.9 million (December 31, 2007 — $809.3 million) (see Note 12a).
As at September 30, 2008, the Partnership had three long-term revolving credit facilities available, which, as at such date, provided for borrowings of up to $599.7 million, of which $444.7 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the revolving credit facilities reduces by $10.6 million (fourth quarter of 2008), $31.0 million (2009), $31.6 million (2010), $32.2 million (2011), $32.9 million (2012) and $461.4 million (thereafter). All the revolving credit facilities may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of the Partnership’s vessels, together with other related security, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.
The Partnership has a U.S. Dollar-denominated term loan outstanding, which as at September 30, 2008, totaled $427.7 million, of which $259.5 million bears interest at a fixed rate of 5.39% and requires quarterly payments. The remaining $168.2 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $56 million for each of three vessels due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on the vessels, together with certain other related security and a guarantee from the Partnership.
The Partnership has a U.S. Dollar-denominated term loan outstanding, which, as at September 30, 2008, totaled $875.8 million, of which $435.0 million bears interest at a fixed rate of 5.36% and requires quarterly payments. The remaining $440.8 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $110 million for each of four vessels due at maturity in 2020. Following delivery of all four vessels, an additional tranche of approximately $35 million for all four vessels will be advanced under the loan facility in quarterly installments until 2014 and will then be repaid in quarterly payments until maturity in 2020. The $875.8 million term loan represents 100% of the RasGas 3 term loan which was used to fund advances on similar terms and conditions to the joint venture. The term loan is collateralized by first-priority mortgages on the vessels, together with certain other related security and certain undertakings from the Partnership.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
Teekay Tangguh Holdings Corporation (or Teekay Tangguh) owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture). The Teekay Tangguh Joint Venture owns two LNG newbuilding carriers (or the Tangguh LNG Carriers), which delivered in November 2008 and March 2009, and the related 20-year fixed-rate, time-charter contracts. On November 1, 2006, the Partnership agreed to purchase Teekay Corporation’s 100% interest in Teekay Tangguh, which caused the Partnership to become the primary beneficiary of this variable interest entity (see Note 12a). As at September 30, 2008, the Teekay Tangguh Joint Venture had a loan facility, which, as at such date, provided for borrowings of up to $392.0 million, of which $111.2 million was undrawn. Interest payments on the loan are based on LIBOR plus margins. At September 30, 2008, the margins ranged between 0.30% and 0.80%. Following delivery of the vessels, interest payments on one tranche under the loan facility will be based on LIBOR plus 0.30%, while interest payments on the second tranche will be based on LIBOR plus 0.625%. Commencing three months after delivery of each vessel, one tranche (total value of $324.5 million) reduces in quarterly payments while the other tranche (total value of up to $190.0 million) correspondingly is drawn up with a final $95 million bullet payment per vessel at the end of the twelve-year term. This loan facility is collateralized by first-priority mortgages on the vessels to which the loan relates, together with certain other security and is guaranteed by Teekay Corporation. Upon transfer of the ownership of the Teekay Tangguh Joint Venture from Teekay Corporation to the Partnership, the rights and obligations of Teekay Corporation under the guarantee may, upon the fulfillment of certain conditions, be transferred to the Partnership.
The Partnership has a U.S. Dollar-denominated demand loan outstanding owing to Teekay Nakilat’s joint venture partner, which, as at September 30, 2008, totaled $16.0 million, including accrued interest. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. The loan is repayable on demand no earlier than February 27, 2027.
The Partnership has two Euro-denominated term loans outstanding, which, as at September 30, 2008 totaled 298.4 million Euros ($420.6 million). These loans were used to make restricted cash deposits that fully fund payments under capital leases for the LNG carriers the Madrid Spirit and the Catalunya Spirit (see Note 5). Interest payments are based on EURIBOR plus a margin. The term loans have varying maturities through 2023 and monthly payments that reduce over time. The term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with certain other related security and guarantees from one of the Partnership’s subsidiaries.
The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at September 30, 2008 and December 31, 2007 was 4.5% and 5.5%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 11). At September 30, 2008, the margins on the Partnership’s long-term debt ranged from 0.3% to 0.9%.
All Euro-denominated term loans are revalued at the end of each period using the then-prevailing Euro/U.S. Dollar exchange rate. Due primarily to this revaluation, the Partnership recognized foreign exchange gains (losses) of $48.6 million and $(21.6) million, and $14.6 million and $(32.0) million for the three and nine months ended September 30, 2008 and September 30, 2007, respectively.
Certain loan agreements require that minimum levels of tangible net worth and aggregate liquidity be maintained, provide for a maximum level of leverage, and require one of the Partnership’s subsidiaries to maintain restricted cash deposits. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership is in default under its term loans or revolving credit facilities.
9. Other Income (Loss) — Net

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
	$	$	$	$
		(restated)		(restated)
Income tax recovery (expense)	336	195	248	(1,222)
Equity income (loss)	278	(29)	(1,413)	(93)
Miscellaneous	(129)	(33)	963	(97)

Other income (loss) — net	485	133	(202)	(1,412)

10. Related Party Transactions
a) The Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership with administrative, advisory, technical and strategic consulting services. During the three and nine months ended September 30, 2008 and 2007, the Partnership incurred $1.9 million and $5.5 million, respectively, of these costs, compared to $1.3 million and $4.3 million, respectively, for the same periods last year.
b) The Partnership reimburses the General Partner for all expenses incurred by the General Partner or its affiliates that are necessary or appropriate for the conduct of the Partnership’s business. During the three and nine months ended September 30, 2008 and 2007, the Partnership incurred $0.2 million and $0.6 million, respectively, of these costs, compared to $0.1 million and $0.3 million, respectively, for the same periods last year.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
c) The Partnership is a party to an agreement with Teekay Corporation pursuant to which Teekay Corporation provides the Partnership with off-hire insurance for its LNG carriers. During the three and nine months ended September 30, 2008 and 2007, the Partnership incurred $0.6 million and $1.6 million of these costs, respectively, compared to $0.4 million and $1.1 million, respectively, for the same periods last year.
d) In connection with the Partnership’s initial public offering in May 2005, the Partnership entered into an omnibus agreement with Teekay Corporation, the General Partner and other related parties governing, among other things, when the Partnership and Teekay Corporation may compete with each other and certain rights of first offer on LNG carriers and Suezmax tankers.
In December 2006, the omnibus agreement was amended in connection with the initial public offering of Teekay Offshore Partners L.P. (or Teekay Offshore). As amended, the agreement governs, among other things, when the Partnership, Teekay Corporation and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, floating storage and offtake units and floating production, storage and offloading units.
e) On November 1, 2006, the Partnership agreed to acquire from Teekay Corporation its 70% interest in the Teekay Tangguh Joint Venture, which owns the two newbuilding Tangguh LNG Carriers and the related 20-year, fixed-rate time charters to service the Tangguh LNG project in Indonesia. The purchase is anticipated to occur in May 2009. The estimated purchase price (net of assumed debt) for Teekay Corporation’s 70% interest in the Teekay Tangguh Joint Venture is $85 million, which will depend upon the total construction cost of the vessels. The customer will be The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc. Teekay Corporation has contracted to construct the two double-hull Tangguh LNG Carriers of 155,000 cubic meters each at a total estimated delivered cost of approximately $376.9 million, excluding capitalized interest, of which the Partnership will be responsible for 70%. As at September 30, 2008, payments made towards these commitments by the Teekay Tangguh Joint Venture totaled $303.3 million, excluding $38.7 million of capitalized interest and other miscellaneous construction costs, and long-term financing arrangements existed for all of the remaining $73.6 million unpaid estimated cost of the LNG carriers. As at September 30, 2008, the scheduled timing for these remaining payments were $37.6 million in 2008 and $36.1 million in 2009. The vessels delivered in November 2008 and March 2009 and the charters having commenced for the first vessel in December 2008 and the second vessel commencing in May 2009. The Partnership will have operational responsibility for the vessels in this project. The remaining 30% interest in the Teekay Tangguh Joint Venture relating to this project is held by BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Laju Tanker Tbk (see Note 12).
In June 2008, the Teekay Tangguh Joint Venture repaid $19.6 million of its contributed capital to Teekay Corporation as part of normal advance repayments.
f) On November 1, 2006, the Partnership agreed to acquire from Teekay Corporation its 100% interest in Teekay Nakilat (III) which in turn owns 40% of the RasGas 3 Joint Venture. RasGas 3 Joint Venture owns the four RasGas 3 LNG carriers and related 25-year, fixed-rate time charters (with options to extend up to an additional 10 years) to service the expansion of an LNG project in Qatar. The customer is Ras Laffan Liquefied Natural Gas Co. Limited (3), a joint venture company between Qatar Petroleum and a subsidiary of ExxonMobil Corporation. The joint venture contracted to construct the four double-hulled RasGas 3 LNG Carriers of 217,000 cubic meters each at a total delivered cost of approximately $1.0 billion, excluding capitalized interest, of which the Partnership will be responsible for 40%. The four vessels delivered between May and July 2008.
Teekay Nakilat (III) and QGTC Nakilat (1643-6) Holdings Corporation (or QGTC 3) are joint and several borrowers with respect to the RasGas 3 term loan and interest rate swap obligations. As a result, the Partnership has reflected on its balance sheet 100% of the RasGas 3 term loan and interest rate swap obligations rather than only 40% of such amounts. The loan and the joint venture partner’s share of the swap obligations are reflected on the Partnership’s balance sheet as advances to joint venture and advances to joint venture partner, respectively (see Note 17).
On May 6, 2008, the Partnership acquired Teekay Corporation’s 100% ownership interest in Teekay Nakilat (III) in exchange for a non-interest bearing and unsecured promissory note. The estimated purchase price (net of assumed debt) of $110.2 million has been paid by the Partnership ($98.2 million during the second and third quarters of 2008 and the remaining $12.0 million subsequent to September 30, 2008). This transaction was concluded between two entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets was accounted for as an equity distribution to Teekay Corporation. The remaining 60% interest in the RasGas 3 Joint Venture is held by QGTC 3. The Partnership will have operational responsibility for the vessels in this project, although QGTC 3 may assume operational responsibility beginning 10 years following delivery of the vessels.
g) On October 31, 2006, the Partnership acquired Teekay Corporation’s 100% ownership interest in Teekay Nakilat Holdings Corporation (or Teekay Nakilat Holdings). Teekay Nakilat Holdings owns 70% of Teekay Nakilat, which in turn has a 100% interest as the lessee under capital leases relating to three LNG carriers that delivered in late 2006 and early 2007 (the RasGas II LNG Carriers). The final purchase price for the 70% interest in Teekay Nakilat was $102.0 million. The Partnership paid $26.9 million of this amount during 2006 and $75.1 million during 2007. This transaction was concluded between two entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets was accounted for as an equity distribution to Teekay Corporation. The purchase occurred upon the delivery of the first LNG carrier in October 2006.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
h) In January 2007, the Partnership acquired a 2000-built LPG carrier, the Dania Spirit, from Teekay Corporation and the related long-term, fixed-rate time charter for a purchase price of approximately $18.5 million. This transaction was concluded between two entities under common control and, thus, the vessel acquired was recorded at its historical book value. The excess of the book value over the purchase price of the vessel was accounted for as an equity contribution by Teekay Corporation. The purchase was financed with one of the Partnership’s revolving credit facilities. This vessel is chartered to the Norwegian state-owned oil company, Statoil ASA, and has a remaining contract term of eight years.
i) In March 2007, one of our LNG carriers, the Madrid Spirit, sustained damage to its engine boilers. The vessel was off-hire for approximately 86 days during 2007. Since Teekay Corporation provides the Partnership with off-hire insurance for its LNG carriers, the Partnership’s exposure was limited to fourteen days of off-hire, of which seven days was recoverable from a third-party insurer. In July 2007, Teekay Corporation paid approximately $6.0 million to the Partnership for loss-of-hire relating to the vessel.
j) In April 2008, the Partnership acquired two 1993-built LNG vessels (or the Kenai LNG Carriers) from Teekay Corporation for a purchase price of $230.0 million. The Partnership financed the acquisition with borrowings under one of its revolving credit facilities.
The Partnership is chartering the vessels back to Teekay Corporation at a fixed rate for a period of ten years (plus options exercisable by Teekay Corporation to extend up to an additional fifteen years). During the nine months ended September 30, 2008, the Partnership recognized revenues of $29.7 million under this charter.
During the three and nine months ended September 30, 2008, Teekay Corporation incurred nil and $3.1 million, respectively, of interest expenses attributable to the operations of the two Kenai LNG Carriers which has been allocated to the Partnership as part of the Dropdown Predecessor. No such interest expenses were allocated to the Partnership during the three months ended September 30, 2008 or the three or nine months ended September 30, 2007.
k) As at September 30, 2008, non-interest bearing advances to affiliates totaled $8.0 million (December 31, 2007 — nil) and non-interest bearing advances from affiliates totaled $70.4 million (December 31, 2007 — $40.3 million). These advances are unsecured and have no fixed repayment terms.
l) In May 2008, the Partnership agreed to acquire two technically advanced 12,000-cubic meter newbuilding Multigas ships (or the Skaugen Multigas Carriers) capable of carrying LNG, LPG or ethylene for a total cost of approximately $94 million. Teekay Corporation has signed contracts for the purchase of these vessels from subsidiaries of Skaugen on July 28, 2008 and the Partnership agreed to acquire the vessels from Teekay Corporation upon delivery. The vessels are expected to be delivered in the second half of 2010 and will then commence service under 15-year fixed-rate charters to Skaugen.
m) The Partnership’s Suezmax tanker, the Toledo Spirit, which was delivered in July 2005, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 18 years, although the charterer has the right to terminate the time charter in July 2018. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. During the three and nine months ended September 30, 2008, no payments were owing to Teekay Corporation as a result of this agreement (see Note 12), compared to payments to Teekay Corporation of $0.1 million and $2.0 million, respectively, for the same periods last year.
11. Derivative Instruments
The Partnership uses derivative instruments in accordance with its overall risk management policy. The Partnership has not designated these derivative instruments as hedges for accounting purposes.
At September 30, 2008, the fair value of the derivative liability relating to the agreement between the Partnership and Teekay Corporation for the Toledo Spirit time charter contract was $27.2 million (see Notes 2 and 10m). Realized and unrealized gains (losses) relating to this agreement have been reflected in voyage revenues. Unrealized mark-to-market gains (losses) included in voyage revenues related to this agreement for the Toledo Spirit were $0.7 million, $(0.8) million, $(11.3) million, and $13.6 million, respectively, for the three and nine months ended September 30, 2008 and 2007.
The Partnership enters into interest rate swaps which either exchange a receipt of floating interest for a payment of fixed interest or a payment of floating interest for a receipt of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt and floating-rate restricted cash deposits. The Partnership has not, for accounting purposes, designated its interest rate swaps as cash flow hedges of its USD LIBOR-denominated borrowings or restricted cash deposits. The net gain or loss on the Partnership’s interest rate swaps has been reported in interest expense (economic hedges of USD LIBOR-denominated borrowings) and interest income (USD LIBOR-denominated restricted cash deposits) in the unaudited consolidated statements of income (loss). Unrealized gains (losses) related to interest rate swaps included in interest expense were $(39.4) million, $(51.2) million, $(30.4) million, and $19.5 million, respectively, for the three and nine months ended September 30, 2008 and 2007. Unrealized gains (losses) related to interest rate swaps included in interest income were $17.5 million, $20.5 million, $26.7 million, and $(4.1) million, respectively, for the three and nine months ended September 30, 2008 and 2007. The Partnership expects to record a material, non-cash unrealized loss during the fourth quarter of 2008 from the decrease in the fair value of its interest rate swap agreements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
As at September 30, 2008, the Partnership was committed to the following interest rate swap agreements related to its EURIBOR and LIBOR-based debt, whereby certain of the Partnership’s floating-rate debt has been swapped with fixed-rate obligations:

			Fair Value /
			Carrying
			Amount of	Weighted-
	Interest	Principal	Asset	Average	Fixed
	Rate	Amount	(Liability)	Remaining Term	Interest Rate
	Index	$	$	(years)	(%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	485,396	(17,998)	28.3	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	227,315	(29,995)	10.5	6.2
U.S. Dollar-denominated interest rate swaps(3)	LIBOR	400,000	(21,518)	7.4	5.0
U.S. Dollar-denominated interest rate swaps(4)	LIBOR	350,000	(21,019)	16.7	5.2
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	478,077	19,083	28.3	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps(5)	EURIBOR	420,570	26,601	15.7	3.8

(1)	Excludes the margins the Partnership pays on its floating-rate debt, which, at September 30, 2008, ranged from 0.3% to 0.9% (see Note 8).

(2)	Principal amount reduces quarterly commencing upon delivery of each LNG newbuilding financed with the indebtedness.

(3)	Interest rate swaps held in Teekay Nakilat (III) of $400.0 million.

(4)	Interest rate swaps held in Teekay Tangguh, a variable interest entity of which the Partnership is the primary beneficiary (see Note 12a).

(5)	Principal amount reduces monthly to 70.1 million Euros ($110.4 million) by the maturity dates of the swap agreements.
The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreement. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
12. Commitments and Contingencies
(a) On November 1, 2006, the Partnership entered into an agreement with Teekay Corporation to purchase its 100% interest in Teekay Tangguh, which owns a 70% interest in the Teekay Tangguh Joint Venture (see Note 10e). The Teekay Tangguh Joint Venture owns the two newbuilding Tangguh LNG Carriers and the related 20-year time charters. The Partnership’s purchase price for this project, which depends upon the total construction costs of the vessels, is estimated to be $85 million for the 70% interest in the Teekay Tangguh Joint Venture.
The Partnership is seeking to purchase Teekay Corporation’s interest in the Teekay Tangguh Joint Venture in May 2009; however, the Partnership is also seeking to structure the project in a tax efficient manner and has requested a private letter ruling from the U.S. Internal Revenue Service related to the type of structure we would use for this project. The Partnership does not intend to complete the purchase until a favorable ruling is obtained, which is anticipated to be received in the coming months. If the Partnership does not receive a favorable ruling, the Partnership would (i) seek to restructure the project, which may provide the Partnership less benefit than was originally anticipated or (ii) require certain tax elections to be made by unitholders in order to avoid adverse tax consequences. If any of these alternatives are not satisfactory to the Partnership, the Partnership may not acquire Teekay Corporation’s interest in the carriers. If the possibility of the Partnership not acquiring the interests in the Tangguh LNG Joint Venture becomes more than remote, the Partnership may no longer account for the entity as a variable interest entity as described below in this Note 12a), and the Partnership may need to reconsider its current accounting of the entity.
In May 2008, the Partnership agreed to acquire two technically advanced 12,000-cubic meter newbuilding Multigas ships (or the Skaugen Multigas Carriers) capable of carrying LNG, LPG or ethylene for a total cost of approximately $94 million. Teekay Corporation has signed contracts for the purchase of these vessels from subsidiaries of Skaugen on July 28, 2008 and the Partnership agreed to acquire the vessels from Teekay Corporation upon delivery. The vessels are expected to be delivered in the second half of 2010 and will then commence service under 15-year fixed-rate charters to Skaugen.
In December 2003, the Financial Accounting Standards Board (or FASB) issued FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (or FIN 46(R)). In general, a variable interest entity (or VIE) is a corporation, partnership, limited-liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. If a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both, then FIN 46(R) requires that this party consolidate the VIE.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The Partnership consolidated Teekay Tangguh and Teekay Nakilat (III) in its consolidated financial statements effective November 1, 2006, as both entities became VIEs and the Partnership became their primary beneficiary on that date upon the Partnership’s agreement to acquire all of Teekay Corporation’s interests in these entities. The Partnership has also consolidated the Skaugen Multigas Carriers that it has agreed to acquire from Teekay Corporation as the Skaugen Multigas Carriers became VIEs and the Partnership became a primary beneficiary when Teekay Corporation purchased the newbuildings on July 28, 2008. Upon the Partnership’s acquisition of Teekay Nakilat (III) on May 6, 2008, Teekay Nakilat (III) no longer constituted a VIE. The assets and liabilities of Teekay Tangguh and Skaugen Multigas Carriers are reflected in the Partnership’s financial statements at historical cost as the Partnership and the VIE are under common control.
The following table summarizes the balance sheet of Teekay Tangguh and Skaugen Multigas Carriers as at September 30, 2008 and the combined balance sheets of Teekay Tangguh and Teekay Nakilat (III) as at December 31, 2007:

	September 30,	December 31,
	2008	2007
	$	$
ASSETS
Cash and cash equivalents	21,355	54,711
Advances on newbuilding contracts	354,512	240,773
Investment in and advances to joint venture	—	693,242
Advances to joint venture partner	—	9,631
Other assets	6,541	9,465

Total assets	382,408	1,007,822

LIABILITIES AND SHAREHOLDER’S EQUITY
Accounts payable	55	173
Accrued liabilities	3,579	4,799
Advances from affiliates and joint venture partners	37,444	23,961
Long-term debt relating to newbuilding vessels to be delivered	281,933	809,282
Other long-term liabilities	17,671	28,211

Total liabilities	340,682	866,426
Non-controlling interest	18,615	20,364
Total shareholder’s equity	23,111	121,032

Total liabilities and shareholder’s equity	382,408	1,007,822

The Partnership’s maximum exposure to loss at September 30, 2008, as a result of its commitment to purchase Teekay Corporation’s interests in Teekay Tangguh and Skaugen Multigas Carriers, is limited to the purchase price of such interests, which is estimated to be $179 million.
(b) In December 2006, the Partnership announced that it has agreed to acquire three LPG carriers from Skaugen, which engages in the marine transportation of petrochemical gases and LPG and the lightering of crude oil, for approximately $33.7 million per vessel. The purchase price may be adjusted if the deliveries are delayed. The vessels are currently under construction and are expected to be delivered between early 2009 and mid-2010. The Partnership will acquire the vessels upon their deliveries and will finance their acquisition through existing or incremental debt, surplus cash balances, proceeds from the issuance of additional common units or combinations thereof. Upon delivery, the vessels will be chartered to Skaugen at fixed rates for a period of 15 years.
13. Supplemental Cash Flow Information
a) Upon delivery of the last two RasGas II Carriers in the first quarter of 2007, the remaining vessel costs and related lease obligations amounting to $15.3 million were recorded. These transactions were treated as non-cash transactions in the Partnership’s consolidated statements of cash flows for the nine months ended September 30, 2007.
b) Net change in parent’s equity in the Dropdown Predecessor includes the equity of the Dropdown Predecessor when initially pooled for accounting purposes and any subsequent non-cash equity transactions of the Dropdown Predecessor.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
14. Partners’ Capital and Net Income (Loss) Per Unit
Partners’ Capital
At September 30, 2008, of our total units outstanding, 42% were held by the public and the remaining units were held by a subsidiary of Teekay Corporation.
Limited Partners’ Rights
Significant rights of the limited partners include the following:
•	Right to receive distribution of available cash within approximately 45 days after the end of each quarter.

•	No limited partner shall have any management power over the Partnership’s business and affairs; the General Partner shall conduct, direct and manage our activities.

•
The General Partner may be removed if such removal is approved by unitholders holding at least 66-2/3% of the outstanding units voting as a single class, including units held by our General Partner and its affiliates.

Subordinated Units
All of the Partnership’s subordinated units are held by a subsidiary of Teekay Corporation. Under the partnership agreement, during the subordination period applicable to the Partnership’s subordinated units, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4125 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.
During the three months ended June 30, 2008, 25% of the subordinated units (3.7 million units) were converted into common units on a one-for-one basis as provided for under the terms of the partnership agreement began participating pro rata with the other common units in distributions of available cash commencing with the August 2008 distribution. The price of the Partnership’s units at the time of conversion was $29.07 on May 19, 2008.
During the quarters ended September 30, 2008 and 2007, net income exceeded the minimum quarterly distribution of $0.4125 per unit and, consequently, the assumed distribution of net income did not result in an unequal distribution of net income between the subordinated unit holders and common unit holders for the purposes of the net income (loss) per unit calculation as defined below.
Incentive Distribution Rights
The General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels shown below:

Quarterly Distribution Target Amount (per unit)	Unitholders	General Partner
Minimum quarterly distribution of $0.4125	98%	2%
Up to $0.4625	98%	2%
Above $0.4625 up to $0.5375	85%	15%
Above $0.5375 up to $0.65	75%	25%
Above $0.65	50%	50%
During the quarter ended September 30, 2008, the Partnership’s net income exceeded $0.4625 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income (loss) per unit calculation. During the quarter ended September 30, 2007, the Partnership incurred a net loss and, consequently, the assumed distributions of net loss resulted in equal distributions of net loss between the subordinated unit holders and common unit holders.
Net Income (Loss) Per Unit
Net income per unit is determined by dividing net income (loss), after deducting the amount of net income (loss) attributable to the Dropdown Predecessor and the amount of net income (loss) allocated to the General Partner’s interest, by the weighted-average number of units outstanding during the period.
As required by Emerging Issues Task Force Issue No. 03-6, Participating Securities and Two-Class Method under FASB Statement No. 128, Earnings Per Share, the General Partner’s, common unitholders’ and subordinated unitholder’s interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments, and foreign currency translation gains (losses).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
Pursuant to the partnership agreement, income allocations are made on a quarterly basis; therefore earnings per limited partner unit for the nine months ended September 30, 2008 and 2007 is calculated as the sum of the quarterly earnings per limited partner unit for each of the first three quarters of the year.
15. Income Taxes
As of December 31, 2007, the Partnership had unrecognized tax benefits of 3.4 million Euros (approximately $5.4 million) relating to a re-investment tax credit related to a 2005 annual tax filing. During the nine months ended September 30, 2008, the Partnership received the refund on the re-investment tax credit and met the more-likely-than-not recognition threshold during the period. As a result, the Partnership has reflected this refund as a credit to equity as the original vessel sale transaction was a related party transaction reflected in equity.
16. Other Information
In December 2007, a consortium in which Teekay Corporation has a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A. and Eni SpA. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. Mitsui & Co., Ltd. and NYK Bulkship (Europe) have 34% and 33% ownership interests in the consortium, respectively. In accordance with an existing agreement, Teekay Corporation is required to offer to the Partnership its 33% ownership interest in these vessels and related charter contracts not later than 180 days before delivery of the vessels.
17. Subsequent Events
a) On October 7, 2008, the Partnership borrowed $60 million on one of its revolving credit facilities to fund a portion of the Partnership’s acquisition of Teekay Nakilat (III) and the proposed acquisition of Teekay Tangguh (see Note 12a).
b) On December 31, 2008 Teekay Nakilat (III) and QGTC 3 novated the RasGas 3 term loan and their interest rate swap agreements to the RasGas 3 Joint Venture for no consideration. As a result, the RasGas 3 Joint Venture has assumed all the rights, liabilities and obligations of Teekay Nakilat (III) and QGTC 3 under the terms of the RasGas 3 term loan and the interest rate swap agreements. However, Teekay Nakilat (III) has guaranteed 40% of the RasGas 3 Joint Ventures obligations under these interest rate swap agreements. The Partnership owns a 40% interest in the RasGas 3 Joint Venture and accounts for it under the equity method.
18. Recent Accounting Pronouncement
In October 2008, FASB issued Statement of Financial Accounting Standards (or SFAS) No. 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active, which clarifies the application of SFAS 157 when the market for a financial asset is inactive. Specifically, SFAS No. 157-3 clarifies how (1) management’s internal assumptions should be considered in measuring fair value when observable data are not present, (2) observable market information from an inactive market should be taken into account, and (3) the use of broker quotes or pricing services should be considered in assessing the relevance of observable and unobservable data to measure fair value. The guidance in SFAS No. 157-3 is effective immediately but does not have any impact on the Partnership’s consolidated financial statements.
19. Restatement of Previously Issued Financial Statements
a. Derivative Instruments
In August 2008, the Partnership commenced a review of its application of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Based on its review the Partnership concluded that its derivative instruments did not qualify for hedge accounting treatment under SFAS No. 133 for the three and nine months ended September 30, 2007. The Partnership’s findings were as follows:
•
One of the requirements of SFAS No. 133 is that hedge accounting is appropriate only for those hedging relationships that a company expects will be highly effective in achieving offsetting changes in fair value or cash flows attributable to the risk being hedged. To determine whether transactions satisfy this requirement, entities must periodically assess the effectiveness of hedging relationships both prospectively and retroactively. Based on the Partnership’s review, the Partnership concluded that the prospective hedge effectiveness assessment that was conducted for certain of its interest rate swaps on the date of designation was not sufficient to conclude that the interest rate swaps would be highly effective, in accordance with the technical requirements of SFAS No. 133, in achieving offsetting changes in cash flows attributable to the risk being hedged.

•
To conclude that hedge accounting is appropriate, another requirement of SFAS No. 133 is that hedge documentation should specify the method that will be used to assess, retroactively and prospectively, the hedging instrument’s effectiveness, and the method that will be used to measure hedge ineffectiveness. Documentation for certain of the Partnership’s interest rate swaps did not clearly specify the method to be used to measure hedge ineffectiveness.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
•
Certain of the Partnership’s derivative instruments were designated as hedges when the derivative instruments had a non-zero fair value. However, this designation was not appropriate as the Partnership used certain methods of measuring ineffectiveness that are not allowed in the case of non-zero fair value derivatives.

•
One of the Partnerhip’s Suezmax tankers, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the fixed rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The Partnership had entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership from the charterer as a result of spot rates being in excess of the fixed rate. Prior to April 2007, this agreement with Teekay Corporation was not accounted for as a derivative agreement subject to the provisions of SFAS No. 133, and after April 2007, the agreement did not meet the criteria to be accounted for as a cash flow hedge.

Accordingly, for accounting purposes the Partnership should have reflected the change in fair value of these derivatives as increases or decreases to its net income (loss) on its consolidated statements of income (loss), instead of being reflected as increases or decreases to accumulated other comprehensive income, a component of partners’ equity on the consolidated balance sheets and statements of changes in partners’ equity.
The change in accounting for these transactions did not affect the economics of the derivative transactions or the Partnership’s cash flows, liquidity, or cash distribution to partners.
b. Vessels Acquired from Teekay Corporation
In connection with the Partnership assessing the potential impact of SFAS No. 141(R), which replaces SFAS No. 141 Business Combinations, and is effective for fiscal years beginning after December 15, 2008, the Partnership re-assessed its accounting treatment of interests in vessels it purchased from Teekay Corporation subsequent to the Partnership’s initial public offering in May 2005. The Partnership has historically treated the acquisition of interests in these vessels as asset acquisitions, not business acquisitions. If the acquisitions were deemed to be business acquisitions, the acquisitions would have been accounted for in a manner similar to the pooling of interest method whereby the Partnership’s consolidated financial statements prior to the date the interests in these vessels were acquired by the Partnership would be retroactively adjusted to include the results of these acquired vessels (referred to herein as the Dropdown Predecessor) from the date that the Partnership and the acquired vessels were under common control of Teekay Corporation and had begun operations. Although substantially all of the value relating to these transactions is attributable to the vessels and associated contracts, the Partnership now has determined that the acquisitions should have been accounted for as business acquisitions under GAAP.
The impact of the retroactive Dropdown Predecessor adjustments did not affect the limited partners’ interest in net income, earnings per unit, or cash distributions to partners.
On January 1, 2007, the Partnership acquired from Teekay Corporation interests in a 2000-built LPG carrier, the Dania Spirit, and the related long-term, fixed rate charter contract. This transaction was deemed to be business acquisition between entities under common control. As a result, the Partnership’s statement of cash flows for the nine months ended September 30, 2007 reflects this vessel as if the Partnership had acquired it when the vessel began operations under the ownership of Teekay Corporation on April 1, 2003.
c. Gross-up Presentation of RasGas 3 Joint Venture and Other
Subsequent to the release of its preliminary second quarter financial results, the Partnership reviewed and revised its financial statement presentation of debt and interest rate swap agreements related to its joint venture interest in the RasGas 3 LNG carriers. As a result, certain of the Partnership’s assets and liabilities have been grossed up for accounting presentation purposes. These adjustments did not affect the Partnership’s net income, cash flow, liquidity, cash distributions or partners’ equity in any period.
Through a wholly-owned subsidiary, the Partnership owns a 40 percent interest in the four RasGas 3 LNG Carriers (see Note 10f). QGTC3, a wholly-owned subsidiary of Qatar Gas Transport Company, owns the remaining 60 percent interest. Both wholly-owned subsidiaries are joint and several co-borrowers with respect to the RasGas 3 term loan and related interest rate swap agreements. Previously, the Partnership recorded 40 percent of the RasGas 3 term loan and interest rate swap obligations in its financial statements. The Partnership has made adjustments to its balance sheet to reflect 100 percent of the RasGas 3 term loan and interest rate swap obligations, as well as offsetting increases in assets, for the fourth quarter of 2006 through the first quarter of 2008. The Partnership has also made adjustments to its statements of income (loss) to reflect 100 percent of the interest expense (three and nine months ended September 30, 2007 — $4.6 million and $11.5 million, respectively) on the RasGas 3 term loan with an offsetting amount to interest income from its advances to the joint venture. These RasGas 3 balance sheet adjustments do not result in any increase to the Partnership’s net exposure in this joint venture. The Partnership has also restated certain other items primarily related to accounting for the non-controlling interest in the Partnership’s joint venture and VIEs (see Note 12a).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
As a result of the conclusions described above in this Note 19, the Partnership is restating herein its historical statements of income (loss) for the three and nine months ended September 30, 2007 and its cash flows for the nine months ended September 30, 2007. Certain of the previously reported figures have been reclassified to conform to the presentation adopted for the restatements.
The following table sets forth a reconciliation of previously reported and restated net income (loss) and partners’/Dropdown Predecessor’s equity as of the date and for the periods shown (in thousands of US dollars):

	Net Income (Loss)		Partners’/Dropdown
	Three Months Ended	Nine Months Ended	Predecessor’s Equity At
	September 30,	September 30,	December 31,
	2007	2007	2006
	$	$	$

As Previously Reported	(12,779)	(8,916)	718,497
Adjustments:
Derivative Instruments	(8,372)	36,844	(30,088)
Dropdown Predecessor (1)	—	—	19,740
Other	(483)	(1,672)	(4,959)

As Restated	(21,634)	26,256	703,190

(1)
Relates to the results for the pre-acquisition period from April 1, 2003 to December 31, 2006 in which the Partnership and the acquired interests in vessel (the Dania Spirit) were both under the common control of Teekay Corporation.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The following table presents the effect of the restatement on the Partnership’s Unaudited Consolidated Statement of Income (Loss) for the nine months ended September 30, 2007 (in thousands of U.S. dollars, except unit and per unit amounts):

	Nine Months Ended September 30, 2007
		Adjustments
			Gross-up
		Derivative	Presentation
	As Reported	Instruments	and Other	As Restated
	$	$	$	$

VOYAGE REVENUES	187,327	13,609	—	200,936

OPERATING EXPENSES
Voyage expenses	857	—	—	857
Vessel operating expenses	41,686	—	—	41,686
Depreciation and amortization	48,875	—	—	48,875
General and administrative	10,808	—	—	10,808

Total operating expenses	102,226	—	—	102,226

Income from vessel operations	85,101	13,609	—	98,710

OTHER ITEMS
Interest (expense) gain	(98,817)	27,019	(11,519)	(83,317)
Interest income (loss)	36,336	(4,136)	11,519	43,719
Foreign currency exchange loss	(32,037)	—	—	(32,037)
Other loss — net	(761)	(651)	—	(1,412)

Total other items	(95,279)	22,232	—	(73,047)

(Loss) income before non-controlling interest	(10,178)	35,841	—	25,663
Non-controlling interest	1,262	1,003	(1,672)	593

Net (loss) income	(8,916)	36,844	(1,672)	26,256

General partner’s interest in net (loss) income	(179)			9,774
Limited partners’ interest:
Net (loss) income	(8,737)			16,482
Net (loss) income per:
• Common unit (basic and diluted)	(0.16)			0.61
• Subordinated unit (basic and diluted)	(0.34)			0.30
• Total unit (basic and diluted)	(0.23)			0.48

Weighted-average number of units outstanding:
• Common units (basic and diluted)	21,377,910			21,377,910
• Subordinated units (basic and diluted)	14,734,572			14,734,572
• Total units (basic and diluted)	36,112,482			36,112,482

Cash distributions declared per unit	1.4550			1.4550

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The following table presents the effect of the restatement on the Partnership’s Unaudited Consolidated Statement of Loss for the three months ended September 30, 2007 (in thousands of U.S. dollars, except unit and per unit amounts):

	Three Months Ended September 30, 2007
		Adjustments
			Gross-up
		Derivative	Presentation
	As Reported	Instruments	and Other	As Restated
	$	$	$	$

VOYAGE REVENUES	63,716	(799)	—	62,917

OPERATING EXPENSES
Voyage expenses	317	—	—	317
Vessel operating expenses	13,935	—	—	13,935
Depreciation and amortization	16,501	—	—	16,501
General and administrative	3,531	—	—	3,531

Total operating expenses	34,284	—	—	34,284

Income from vessel operations	29,432	(799)	—	28,633

OTHER ITEMS
Interest expense	(32,651)	(48,886)	(4,593)	(86,130)
Interest income	12,219	26,972	4,593	43,784
Foreign currency exchange loss	(21,555)	—	—	(21,555)
Other income — net	30	103	—	133

Total other items	(41,957)	(21,811)	—	(63,768)

Loss before non-controlling interest	(12,525)	(22,610)	—	(35,135)
Non-controlling interest	(254)	14,238	(483)	13,501

Net loss	(12,779)	(8,372)	(483)	(21,634)

General partner’s interest in net loss	(256)			(433)
Limited partners’ interest:
Net loss	(12,523)			(21,201)
Net loss per:
• Common unit (basic and diluted)	(0.34)			(0.57)
• Subordinated unit (basic and diluted)	(0.34)			(0.57)
• Total unit (basic and diluted)	(0.34)			(0.57)

Weighted-average number of units outstanding:
• Common units (basic and diluted)	22,540,547			22,540,547
• Subordinated units (basic and diluted)	14,734,572			14,734,572
• Total units (basic and diluted)	37,275,119			37,275,119

Cash distributions declared per unit	0.5300			0.5300

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The following table presents the effect of the restatement on the Partnership’s unaudited consolidated statement of cash flows for nine months ended September 30, 2007 (in thousands of U.S. dollars):

	Nine Months Ended September 30, 2007
		Adjustments
				Gross-up
		Derivative	Dropdown	Presentation
	As Reported	Instruments	Predecessor	and Other	As Restated
	$	$	$	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income (loss)	(8,916)	36,844	—	(1,672)	26,256
Non-cash items:
Unrealized loss (gain) on derivative instruments	4,775	(33,760)	—	—	(28,985)
Depreciation and amortization	48,875	—	—	—	48,875
Deferred income tax expense	571	651	—	—	1,222
Foreign currency exchange loss	31,861	—	—	—	31,861
Equity based compensation	282	—	—	—	282
Non-controlling interest	(1,262)	(1,002)	—	1,672	(592)
Accrued interest and other — net	1,360	(2,733)	—	—	(1,373)
Change in non-cash working capital items related to operating activities	5,209	—	—	—	5,209
Expenditures for drydocking	(1,349)	—	—	—	(1,349)

Net operating cash flow	81,406	—	—	—	81,406

FINANCING ACTIVITIES
Excess of purchase price over the contributed basis of Teekay Nakilat Holdings Corporation	—	—	—	(13,844)	(13,844)
Distribution to Teekay Corporation for the purchase of Dania Spirit LLC	—	—	(18,548)	—	(18,548)
Proceeds from long-term debt	534,561	—	—	269,907	804,468
Capitalized loan costs	(1,952)	—	—	—	(1,952)
Scheduled repayments of long-term debt	(21,904)	—	—	—	(21,904)
Scheduled repayments of capital lease obligations	(6,596)	—	—	—	(6,596)
Prepayments of long-term debt	(188,000)	—	—	—	(188,000)
Proceeds from issuance of common units	86,044	—	—	—	86,044
Advances to affiliates	—	—	(415)	—	(415)
Advances from joint venture partners	44,214	—	—	—	44,214
Repayment of joint venture partner advances	(21,627)	—	—	—	(21,627)
Increase in restricted cash	(12,817)	—	—	—	(12,817)
Cash distributions paid	(53,564)	—	—	—	(53,564)

Net financing cash flow	358,359	—	(18,963)	256,063	595,459

INVESTING ACTIVITIES
Advances to joint venture	(187,618)	—	—	(269,907)	(457,525)
Purchase of Teekay Nakilat Holdings Corporation	(66,096)	—	—	13,844	(52,252)
Purchase of Dania Spirit LLC	(18,546)	—	18,546	—	—
Expenditures for vessels and equipment	(155,483)	—	—	—	(155,483)

Net investing cash flow	(427,743)	—	18,546	(256,063)	(665,260)

Increase (decrease) in cash and cash equivalents	12,022	—	(417)	—	11,605
Cash and cash equivalents, beginning of the period	28,871	—	417	—	29,288

Cash and cash equivalents, end of the period	40,893	—	—	—	40,893

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2008
PART I — FINANCIAL INFORMATION
ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS
Restatement of Previously Issued Financial Statements
The discussion and analysis below reflects the impact of our restatement of results for the three and nine months ended September 30, 2007. Please read Item 1 — Financial Statements: Note 19 — Restatement of Previously Issued Financial Statements for a more detailed discussion of our restated results and the bases for them. The following table sets forth a reconciliation of previously reported and restated net income (loss) for the periods shown (in thousands of US dollars):

	Three Months Ended	Nine Months Ended
	September 30, 2007	September 30, 2007
	$	$

Net loss, as previously reported	(12,779)	(8,916)
Adjustments:
Derivative Instruments	(8,372)	36,844
Other	(483)	(1,672)

Net (loss) income, as restated	(21,634)	26,256

OVERVIEW
Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. We were formed in November 2004 by Teekay Corporation, the world’s largest owner and operator of medium sized crude oil tankers, to expand its operations in the LNG shipping sector. Our growth strategy focuses on expanding our fleet of LNG and LPG carriers under long-term, fixed-rate time charters. We intend to continue our practice of acquiring LNG and LPG carriers as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. In executing our growth strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that may provide increased access to emerging opportunities from global expansion of the LNG and LPG sectors. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these opportunities in the LNG and LPG sectors and may consider other opportunities to which our competitive strengths are well suited. We view our Suezmax tanker fleet primarily as a source of stable cash flow as we seek to expand our LNG and LPG operations.
SIGNIFICANT DEVELOPMENTS IN 2008
Equity Offerings
On April 23, 2008, we completed a follow-on public offering of 5.0 million common units at a price of $28.75 per unit, for gross proceeds of approximately $143.8 million. On May 8, 2008, the underwriters partially exercised their over-allotment option and purchased an additional 375,000 common units for an additional $10.8 million in gross proceeds to us. Concurrently with the public offering, Teekay Corporation acquired 1.7 million of our common units at the same public offering price for a total cost of $50.0 million. As a result of these equity transactions, we raised gross proceeds of $208.7 million (including our general partner’s proportionate 2% capital contribution), and Teekay Corporation’s ownership of us was reduced from 63.7% to 57.7% (including its indirect 2% general partner interest). We used the net proceeds from the equity offerings of approximately $202.5 million to reduce amounts outstanding under our revolving credit facilities which were used to fund the acquisitions of the Kenai LNG Carriers and our interests in the RasGas 3 LNG Carriers described below.
Kenai LNG Carriers
In December 2007, Teekay Corporation acquired two 1993-built LNG carriers (the Kenai LNG Carriers) from a joint venture between Marathon Oil Corporation and ConocoPhillips for a total cost of $230 million and chartered back the vessels to the seller until April 2009 (with options exercisable by the charterer to extend up to an additional seven years). The specialized ice-strengthened vessels were purpose-built to carry LNG from Alaska’s Kenai LNG plant to Japan.
Teekay Corporation offered these vessels to us in accordance with existing agreements. On April 1, 2008, we acquired these two vessels from Teekay Corporation for a total cost of $230 million and immediately chartered the vessels back to Teekay Corporation for a period of ten years (plus options exercisable by Teekay Corporation to extend up to an additional fifteen years). The charter rate is fixed, and does not provide Teekay Corporation with a profit over the net charter rate Teekay Corporation receives from the Marathon Oil Corporation/ConocoPhillips joint venture unless the joint venture exercises its option to extend the term in which case Teekay Corporation will recognize a profit. The charter rate also adjusts to account for changes in vessel operating expenses and drydocking costs.

When the Marathon Oil Corporation/ConocoPhillips joint venture ceases to charter the Kenai LNG Carriers, Teekay Corporation will have the right to cause the conversion of the carriers to floating units. If converted, Teekay Corporation would initially pay conversion costs and continue to pay the time charter rate, adjusted to reflect the lack of vessel operating expense. Upon delivery of a converted carrier, we would reimburse Teekay Corporation for the conversion cost, but would receive an increase in the charter rate to account for the capital expenditure to convert the vessel. In addition, because Teekay Corporation is providing at least ten years of stable cash flow to us, we have agreed that it will not be required to offer to us under other existing agreements any re-charter opportunity for the carriers and we will share in the profits of any future charter or floating unit project in excess of a specified rate of return for the project. We have granted Teekay Corporation a right of refusal on any sale of the Kenai LNG Carriers to a third party.
One of the Kenai vessels, the Arctic Spirit, will come off charter from Teekay Corporation to the Marathon Oil Corporation/ConocoPhillips joint venture on March 31, 2009, and our subsidiary Arctic Spirit LLC and Teekay Corporation have entered into a joint development and option agreement with Merrill Lynch Commodities, Inc. (MLCI), giving MLCI the option to purchase the vessel for conversion to an LNG floating production, storage and offload unit (FPSO). The agreement provides for a purchase price of $105 million if Teekay Corporation exercises its option to participate in the project, or $110 million if Teekay Corporation chooses not to participate. Under the option agreement, the Arctic Spirit is reserved for MLCI until December 31, 2009 and MLCI may extend the option quarterly through 2010. Because we charter the Arctic Spirit to Teekay Corporation, Teekay Corporation will continue to pay us the charter rate while the Arctic Spirit is subject to the option. If MLCI exercises the option and purchases the vessel from us, we expect MLCI to convert the vessel to an FPSO (although it is not required to do so) and charter it under a long-term charter contract to a third party. We and Teekay Corporation have the right to participate up to 50% in the conversion and charter project on terms that will be determined as the project progresses. If the option is not exercised, we will continue to charter the Arctic Spirit to Teekay Corporation on the current terms, and Teekay Corporation’s floating unit conversion rights described above will continue.
Teekay Corporation will to continue to charter the other Kenai vessel, the Polar Spirit, to the joint venture until April 2010 and the joint venture has options to renew the charter for up to six more years. The agreement with MLCI also provides that if the conversion of the Arctic Spirit to an FPSO proceeds, we and Teekay Corporation will negotiate, along with an equity investment, a similar option for a designee of MLCI to purchase the Polar Spirit for $125 million when it comes off charter.
RasGas 3 LNG Carriers
On May 6, 2008, Teekay Corporation sold to us, pursuant to an existing agreement, its 100% interest in Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat (III)), which owns a 40% interest in Teekay Nakilat (III) Corporation (or RasGas 3 Joint Venture), for a price of $110.2 million. RasGas 3 Joint Venture owns four newbuilding LNG carriers (the RasGas 3 LNG Carriers) which were delivered prior to the end of the third quarter of 2008 and service the expansion of an LNG project in Qatar under long-term, fixed-rate time charters. Please read Item 1—Financial Statements: Note 10(f)—Related Party Transactions, for additional information about this transaction and the time-charter contracts under which these vessels operate.
Skaugen Multigas
On May 14, 2008, we agreed to acquire two technically advanced 12,000-cubic meter newbuilding Multigas ships (or the Skaugen Multigas Carriers) capable of carrying LNG, LPG or ethylene for a total cost of approximately $94 million. Teekay Corporation has agreed to purchase these vessels from subsidiaries of I.M. Skaugen ASA (or Skaugen) and we will acquire the vessels upon their delivery. The vessels are expected to be delivered in the second half of 2010 at which time they will commence service under 15-year fixed-rate charters to Skaugen.
OTHER SIGNIFICANT PROJECTS
Angola LNG Project
In December 2007, a consortium in which Teekay Corporation has a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. The vessels will be chartered at fixed rates, subject to inflation adjustments, commencing in 2011. The remaining members of the consortium are Mitsui & Co., Ltd. and NYK Bulkship (Europe), which hold 34% and 33% ownership interests in the consortium, respectively. In accordance with an existing agreement, Teekay Corporation is required to offer to us its 33% ownership interest in these vessels and related charter contracts not later than 180 days before delivery of the vessels. Deliveries of the vessels are scheduled between August 2011 and January 2012.
RESULTS OF OPERATIONS
We use a variety of financial and operational terms and concepts when analyzing our results of operations. Descriptions of key terms and concepts are included in Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2007, which we filed with the SEC on December 2, 2008.
Items You Should Consider When Evaluating Our Results of Operations
Some factors that have affected our historical financial performance or may affect our future performance are listed below:
•
Our financial results reflect the results of the interest in vessels acquired from Teekay Corporation in all periods the vessels were under common control. In April 2008, we acquired interests in the two Kenai LNG Carriers, the Arctic Spirit and the Polar Spirit, from Teekay Corporation and related long-term, fixed-rate time-charter contracts.

This transaction was deemed to be a business acquisition between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method whereby our financial statements prior to the date the interests in these vessels were acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were under the common control of Teekay Corporation and had begun operations. As a result, our statement of income (loss) for the six months ended June 30, 2008 reflects the results of operations of these two vessels, referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation on December 13 and 14, 2007.

•
Our financial results reflect the consolidation of Teekay Tangguh, Teekay Nakilat (III), and the Skaugen Multigas Carriers prior to our purchase of interests in those entities. On November 1, 2006, we entered into an agreement with Teekay Corporation to purchase (a) its 100% interest in Teekay Tangguh Holdings Corporation (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), and (b) its 100% interest in Teekay Nakilat (III), which owns a 40% interest in the RasGas 3 Joint Venture. The Teekay Tangguh Joint Venture owns two LNG newbuildings (or the Tangguh LNG Carriers) and related 20-year time charters. RasGas 3 Joint Venture owns the RasGas 3 LNG Carriers and the related 25-year time charters. We acquired the interests in RasGas 3 Joint Venture in the second quarter of 2008, and are required to purchase the interests in the Teekay Tangguh Joint Venture in 2009. We have been required to consolidate Teekay Tangguh in our consolidated financial statements since November 1, 2006, as this entity is a variable interest entity and we are its primary beneficiary; we likewise consolidated in our financial statements Teekay Nakilat (III) as a variable interest entity of which we were the primary beneficiary from November 1, 2006 until we purchased it on May 6, 2008, as described above. After this purchase, Teekay Nakilat (III) was no longer a variable interest entity and we now equity account for Teekay Nakilat (III)’s investment in the RasGas 3 Joint Venture in our consolidated financial statements. On July 28, 2008, Teekay Corporation signed contracts for the purchase of two Skaugen Multigas Carriers from subsidiaries of Skaugen. We have agreed to acquire the companies that own the Skaugen Multigas Carriers from Teekay Corporation upon delivery of the vessels. We have consolidated these ship-owning companies in our financial statements as variable interest entities as we are the primary beneficiary. Please read Item 1 — Financial Statements: Notes 10(e), 10(f), and 10(l) — Related Party Transactions and Note 12(a) — Commitments and Contingencies.

We are seeking to purchase Teekay Corporation’s interest in the Tangguh LNG Joint Venture in May 2009; however, we are also seeking to structure the project in a tax efficient manner and have requested a ruling from the U.S. Internal Revenue Service related to the type of structure we would use for this project. We do not intend to complete the purchase until we obtain a favorable ruling, which we anticipate receiving in the coming months. If we do not receive a favorable ruling, we would (i) seek to restructure the project, which may provide us less benefit than we originally anticipated or (ii) require certain tax elections to be made by unitholders in order to avoid adverse tax consequences. If any of these alternatives are not satisfactory to us, we may not acquire Teekay Corporation’s interest in the Tangguh LNG Joint Venture. If the possibility of our not acquiring the interests in the Tangguh LNG Joint Venture becomes more than remote, we may no longer account for the entity as a variable interest entity, and we may need to reconsider our current accounting of the entity.

•
The size of our fleet will change. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries. Please read “— Liquefied Gas Segment” below for further details about certain prior and future vessel deliveries.

•
One of our Suezmax tankers earns revenues based partly on spot market rates. The time charter for one Suezmax tanker, the Teide Spirit, contains a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed a certain threshold amount in order to avoid adverse tax consequences. Accordingly, even though declining spot market rates will not result in our receiving less than the fixed hire rate, our results may continue to be influenced, in part, by the variable component of the Teide Spirit charter.

•
Our vessel operating costs are facing industry-wide cost pressures. The shipping industry is experiencing a global manpower shortage due to significant growth in the world fleet. This shortage resulted in crewing wage inflation during 2007 and 2008, the effect of which is included in the “Results of Operations.” We expect a trend of increasing crew compensation during 2009.

We manage our business and analyze and report our results of operations on the basis of two business segments: the liquefied gas segment and the Suezmax tanker segment.
Liquefied Gas Segment
As of September 30, 2008, our operating fleet included thirteen LNG carriers (including the four delivered RasGas 3 LNG Carriers, which are accounted for under the equity method) and one LPG carrier. All of our LNG and LPG carriers operate under long-term, fixed-rate time charters. In addition, we expect our liquefied gas segment fleet to increase due to the following transactions:
•
As discussed above, on May 6, 2008 we acquired Teekay Corporation’s 40% interest in the RasGas 3 Joint Venture. Please read Item 1 — Financial Statements: Note 10(f) — Related Party Transactions. All four RasGas 3 LNG Carriers have been delivered.

•
We have agreed to acquire from Teekay Corporation its 70% interest in the Teekay Tangguh Joint Venture, which owns the two newbuilding Tangguh LNG Carriers and the related 20-year, fixed-rate time charters to service the Tangguh LNG project in Indonesia. The purchase is anticipated to occur on May 14, 2009. The estimated purchase price (net of assumed debt) for Teekay Corporation’s 70% interest in the Teekay Tangguh Joint Venture is $85 million, which will depend upon the total construction cost of the vessels. Please read Item 1 — Financial Statements: Note 10(e) — Related Party Transactions and Note 12(a) — Commitments and Contingencies.

•
We have agreed to acquire upon delivery three LPG carriers (or the Skaugen LPG Carriers) from Skaugen for approximately $33.7 million per vessel. The purchase price may be adjusted if the deliveries are delayed. The vessels are currently under construction and are scheduled to be delivered between early 2009 and mid-2010. Please read Item 1 — Financial Statements: Note 12(b) — Commitments and Contingencies.

•
As discussed above, we agreed to acquire upon delivery the Skaugen Multigas Carriers from Teekay Corporation for a total cost of approximately $94 million. The vessels are scheduled to be delivered during the second half of 2010. Please read item 1 — Financial Statements: Note 10(l) — Related Party Transactions.

•
As discussed above, Teekay Corporation is required to offer to us its 33% ownership interest in the consortium relating to the Angola LNG Project not later than 180 days before delivery of the related four newbuilding LNG carriers. Please read Item 1 — Financial Statements: Note 16 — Other Information.

The following table compares our liquefied gas segment’s operating results for the three and nine months ended September 30, 2008 and September 30, 2007, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2008 and September 30, 2007 to voyage revenues, the most directly comparable financial measure under United States generally accepted accounting principles (or GAAP). The following table also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended September 30,
	2008	2007	% Change
	$	$
Voyage revenues	57,668	43,239	33.4
Voyage expenses	189	73	158.9
Net voyage revenues	57,479	43,166	33.2
Vessel operating expenses	10,776	7,977	35.1
Depreciation and amortization	14,310	11,490	24.5
General and administrative (1)	2,361	1,663	42.0
Income from vessel operations	30,032	22,036	36.3

Operating Data:
Revenue Days (A)	920	705	30.5
Calendar-Ship-Days (B)	920	736	25.0
Utilization (A)/(B)	100.0%	95.8%

(in thousands of U.S. dollars, except revenue days, calendar-ship-days and percentages)	Nine Months Ended September 30,
	2008	2007	% Change

Voyage revenues	167,297	124,807	34.0
Voyage expenses	791	86	819.8
Net voyage revenues	166,506	124,721	33.5
Vessel operating expenses	35,752	24,238	47.5
Depreciation and amortization	42,740	33,855	26.2
General and administrative (1)	7,871	5,322	47.9
Income from vessel operations	80,143	61,306	30.7

Operating Data:
Revenue Days (A)	2,670	2,054	30.0
Calendar-Ship-Days (B)	2,740	2,126	28.9
Utilization (A)/(B)	97.4%	96.6%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to each segment based on estimated use of corporate resources.
We operated nine (not including the RasGas 3 LNG Carriers which are accounted for under the equity method following their delivery between May and July of 2008) and seven LNG carriers during the nine-month periods ended September 30, 2008 and September 30, 2007, respectively. During 2007, we took delivery of two LNG carriers (the RasGas II LNG Carriers) in January and February 2007, respectively (collectively, the 2007 RasGas II Deliveries) as well as one LPG carrier, the Dania Spirit, in January 2007. On April 1, 2008, we purchased from Teekay Corporation the two Kenai LNG Carriers the Arctic Spirit and the Polar Spirit, however, as they are included as a Dropdown Predecessor, they have been included in our results as if they were acquired on December 13 and 14, 2007, respectively, when they began operations under the ownership of Teekay Corporation. Our total calendar-ship-days increased for the nine months ended September 30, 2008, primarily due to the purchase of the Kenai LNG Carriers as well as the full operation in the first quarter of 2008 of the two RasGas II LNG Carriers, which were delivered and partially operated under their 20-year fixed-rate charters in the first quarter of 2007.
During February 2008 one of our LNG carriers, the Catalunya Spirit, incurred approximately 5.5 days of offhire due to the loss of propulsion. The cost of the repairs was approximately $0.7 million and we recovered $0.5 million under a protection and indemnity policy. The vessel has been repaired and resumed normal operations.
During the quarter ended September 30, 2008, there were no scheduled drydocks
Net Voyage Revenues. Net voyage revenues increased for the three and nine months ended September 30, 2008, from the same periods last year, primarily as a result of:
•	increases of $10.1 million and $29.2 million for the three and nine months ended September 30, 2008 from the purchase of the two Kenai LNG Carriers on April 1, 2008;

•
increases of $2.1 million and $7.5 million for the three and nine months ended September 30, 2008, due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar during such periods compared to the same periods last year;

•	an increase of $6.0 million for the nine months ended September 30, 2008 due to the 2007 RasGas II Deliveries during the first quarter of 2007;

•
a relative increase of $2.0 million for the three and nine months ended September 30, 2008, due to the Hispania Spirit being off-hire 30.8 days for a scheduled drydock for the three and nine months ended September 30, 2007; and

•	an increase of $0.5 million for the nine months ended September 30, 2008, due to the Madrid Spirit being off-hire 7 days for repairs for the nine months ended September 30, 2007;
partially offset by:
•
a relative decrease of $3.1 million for the nine months ended September 30, 2008, due to the Catalunya Spirit being off-hire for 34.3 days during the first six months of 2008 for a scheduled drydock; and

•	a relative decrease of $0.3 million for the nine months ended September 30, 2008, due to the Dania Spirit being off-hire for 15.5 days during the second quarter of 2008 for a scheduled drydock.
Vessel Operating Expenses. Vessel operating expenses increased for the three and nine months ended September 30, 2008, from the same periods last year, primarily as a result of:
•	increases of $2.1 million and $8.3 million for the three and nine months ended September 30, 2008 from the purchase of the two Kenai LNG Carriers on April 1, 2008

•
increases of $0.5 million and $1.8 million for the three and nine months ended September 30, 2008, due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during such periods compared to the same periods last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew; our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments);

•
increases of $0.6 million and $1.0 million for the three and nine months ended September 30, 2008, due to the Dania Spirit being off-hire for 15.5 days during the second quarter of 2008 for a scheduled drydock; and

•	increases of $0.1 million and $0.5 million for the three and nine months ended September 30, 2008, relating to higher crew manning and repairs and maintenance costs;
partially offset by
•
a relative decrease of $0.8 million for the nine months ended September 30, 2008, relating to the cost of the repairs completed on the Madrid Spirit during the second quarter of 2007 net of estimated insurance recoveries.

Depreciation and Amortization. Depreciation and amortization expense increased for the three and nine months ended September 30, 2008, from the same periods last year, primarily as a result of the purchase of two Kenai LNG Carriers in April 2008 as well as the amortization of the scheduled drydock relating to the Hispania Spirit which completed in September 2007.
Suezmax Tanker Segment
We have eight Suezmax-class, double-hulled conventional crude oil tankers. All of our Suezmax tankers operate under long-term, fixed-rate time charters.
The following table compares our Suezmax tanker segment’s operating results for the three and nine months ended September 30, 2008 and September 30, 2007, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2008 and September 30, 2007 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our Suezmax tanker segment:

(in thousands of U.S. dollars, except revenue days, calendar-	Three Months Ended September 30,
ship-days and percentages)	2008	2007	% Change
		(restated)	(restated)

Voyage revenues	20,538	19,678	4.4
Voyage expenses	426	244	74.6

Net voyage revenues	20,112	19,434	3.5
Vessel operating expenses	6,724	5,958	12.9
Depreciation and amortization	4,795	5,011	(4.3)
General and administrative (1)	1,806	1,868	(3.3)

(Loss) income from vessel operations	6,787	6,597	2.9

Operating Data:
Revenue Days (A)	736	736	—
Calendar-Ship-Days (B)	736	736	—
Utilization (A)/(B)	100.0%	100.0%

(in thousands of U.S. dollars, except revenue days, calendar-	Nine Months Ended September 30,
ship-days and percentages)	2008	2007	% Change
		(restated)	(restated)

Voyage revenues	46,836	76,129	(38.5)
Voyage expenses	881	771	14.3

Net voyage revenues	45,955	75,358	(39.0)
Vessel operating expenses	20,947	17,448	20.1
Depreciation and amortization	14,027	15,020	(6.6)
General and administrative (1)	6,496	5,486	18.4

Income from vessel operations	4,485	37,404	(88.0)

Operating Data:
Revenue Days (A)	2,142	2,184	(1.9)
Calendar-Ship-Days (B)	2,192	2,184	0.4
Utilization (A)/(B)	97.7%	100.0%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to each segment based on estimated use of corporate resources.
We operated eight Suezmax tankers during the three and nine months ended September 30, 2008 and 2007 and, therefore, our total calendar-ship-days remained virtually the same for comparable periods.
Net Voyage Revenues. Net voyage revenues increased for the three months ended September 30, 2008 from the same period last year and decreased for the nine months ended September 30, 2008 from the same period last year, primarily as a result of:
•
an increase of $1.5 million and a decrease of $24.9 million for the three and nine months ended September 30, 2008, relating to the change in fair value of a derivative relating to the agreement between us and Teekay Corporation for the Toledo Spirit time charter contract (we have not designated this derivative as a hedge and as such the change in fair value is reflected in voyage revenues in our consolidated statements of (loss) income) (please read Item 1 — Financial Statements: Note 11 — Derivative Instruments);

•	decreases of $0.1 million and $2.0 million for the three and nine months ended September 30, 2008, relating to revenues earned by the Teide Spirit;

•
decreases of $0.7 million and $1.3 million for the three and nine months ended September 30, 2008, due to interest-rate adjustments to the daily charter rates under the time charter contracts for five Suezmax tankers (however, under the terms of these capital leases, we had corresponding decreases in our lease payments, which are reflected as decreases to interest expense; therefore, these and future interest rate adjustments do not and will not affect our cash flow or net income);

•	a decrease of $0.7 million for the nine months ended September 30, 2008, due to the African Spirit being off-hire for 26 days during 2008 for a scheduled drydock; and

•	a decrease of $0.6 million for the nine months ended September 30, 2008, due to the European Spirit being off-hire for 24 days during 2008 for a scheduled drydock.
Vessel Operating Expenses. Vessel operating expenses increased for the three and nine months ended September 30, 2008, from the same periods last year, primarily as a result of:
•	increases of $0.5 million and $1.8 million for the three and nine months ended September 30, 2008, relating to higher crew manning, insurance, and repairs and maintenance costs; and

•
increases of $0.3 million and $1.6 million for the three and nine months ended September 30, 2008, due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during such period compared to the same periods last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew; our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments).

Depreciation and Amortization. Depreciation and amortization expense for the three and nine months ended September 30, 2008 decreased from the same period last year, primarily as a result of a decrease due to an increase in salvage value estimates on our Suezmax tanker fleet.

Other Operating Results
General and Administrative Expenses. General and administrative expenses increased to $4.2 million and $14.4 million for the three and nine months ended September 30, 2008, from $3.5 million and $10.8 million for the same periods last year. These increases were primarily the result of annual cost of living increases in salaries and benefits, long-term incentive plan accruals as well as additional ship management services provided to us by Teekay Corporation subsidiaries relating to the delivery of the RasGas II LNG Carriers and the purchase of the Kenai LNG Carriers.
Interest Expense. Interest expense decreased to $76.6 million and increased to $141.7 million for the three and nine months ended September 30, 2008, respectively, from interest expenses of $86.6 million and $83.3 million for the same periods last year. Interest expense primarily reflects interest incurred on our capital lease obligations and long-term debt as well as the fair value changes related to our interest rate swap agreements. These changes were primarily the result of:
•
a decrease of $11.9 million for the three months ended September 30, 2008, relating to the change in fair value of our interest rate swaps (please read Item 1 – Financial Statements: Note 11 – Derivative Instruments);

•
decreases of $1.4 million and $2.7 million for the three and nine months ended September 30, 2008, from declining interest rates on our five Suezmax tanker capital lease obligations (however, as described above, under the terms of the time charter contracts for these vessels, we received corresponding decreases in charter payments, which are reflected as a decrease to voyage revenues);

•
decreases of $1.0 million and $2.4 million, respectively, for the three and nine months ended September 30, 2008, from the scheduled loan payments on the Catalunya Spirit, and scheduled capital lease repayments on the Madrid Spirit (the Madrid Spirit is financed pursuant to a Spanish tax lease arrangement, under which we borrowed under a term loan and deposited the proceeds into a restricted cash account and entered into a capital lease for the vessel; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash);

•
decreases of $0.3 million and $0.5 million for the three and nine months ended September 30, 2008, relating to the increase in capital lease obligations in connection with the delivery of the RasGas II LNG Carriers;

partially offset by
•
an increase of $49.9 million for the nine months ended September 30, 2008, relating to the change in fair value of our interest rate swaps (please read Item 1 – Financial Statements: Note 11 – Derivative Instruments);

•
increases of $1.9 million and $7.8 million for the three and nine months ended September 30, 2008, relating to debt of Teekay Nakilat (III) used by the RasGas 3 Joint Venture to fund shipyard construction installment payments (as indicated below, this increase in interest expense is offset by a corresponding increase in interest income from advances to the joint venture);

•	increases of $1.1 million and $3.1 million for the three and nine months ended September 30, 2008 relating to debt incurred to finance the acquisition of the Kenai LNG Carriers;
•
increases of $0.8 million and $3.0 million for the three and nine months ended September 30, 2008, due to the effect on our Euro-denominated debt from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year; and

•	increases of $0.4 million and $0.9 million for the three and nine months ended September 30, 2008, due to amortization of loan costs.
We have not designated our interest rate swaps as hedges and as such change in fair value of the swaps are reflected in interest expense in our consolidated statements of income (loss).
Interest Income. Interest income decreased to $34.7 million and increased to $71.4 million for the three and nine months ended September 30, 2008 from $43.8 million and $43.7 million, respectively for the same periods last year. Interest income primarily reflects interest earned on restricted cash deposits that approximate the present value of the remaining amounts we owe under lease arrangements on four of our LNG carriers, as well as the fair value changes related to our interest rate swap agreements. These changes were primarily the result of:
•
increases of $24.6 million for the nine months ended September 30, 2008 relating to the change in fair value of our non-designated RasGas II defeasance deposit interest rate swaps (please read Item 1 – Financial Statements: Note 11 – Derivative Instruments);

•
increases of $0.6 million and $4.4 million for the three and nine months ended September 30, 2008, relating to interest-bearing advances made by us to the RasGas 3 Joint Venture for shipyard construction installment payments;

•	increases of $0.4 million for the nine months ended September 30, 2008, relating to the interest earned on the refund of a re-investment tax credit received in the second quarter of 2008;

•
increases of $0.2 million and $0.8 million for the three and nine months ended September 30, 2008, due to the effect on our Euro-denominated deposits from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year;

partially offset by
•
decreases of $9.5 million for the three months ended September 30, 2008 relating to the change in fair value of our non-designated RasGas II defeasance deposit interest rate swaps (please read Item 1 – Financial Statements: Note 11 – Derivative Instruments);

•
decreases of $0.4 million and $2.2 million for the three and nine months ended September 30, 2008, relating to a decrease in restricted cash used to fund capital lease payments for the RasGas II LNG Carriers.

Foreign Currency Exchange (Losses) Gains. Foreign currency exchange gains were $48.6 million and $14.6 million for the three and nine months ended September 30, 2008, compared with losses of $21.6 million and $32.0 million for the same periods last year. These foreign currency exchange gains and losses, substantially all of which were unrealized, are due substantially to the relevant period-end revaluation of Euro-denominated term loans for financial reporting purposes. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation.
Goodwill Impairment. Due to the decline in market conditions, we conducted an interim impairment review of our reporting units during the third quarter. The fair value of the reporting units was estimated using the expected present value of future cash flows. The fair value of the reporting units was then compared to its carrying values at September 30, 2008 and it was determined that the fair value attributable our Suezmax tanker segment was less than its carrying value. As a result of our review, a goodwill impairment loss of $3.6 million was recognized in the Suezmax tanker reporting unit during the third quarter.
Liquidity and Capital Resources
Liquidity and Cash Needs
As at September 30, 2008, our cash and cash equivalents was $59.7 million, compared to $91.9 million at December 31, 2007 (of which $21.4 million (2007 – $54.4 million) is only available to the Teekay Tangguh Joint Venture). Our total liquidity including cash, cash equivalents and undrawn long-term borrowings, was $504.4 million as at September 30, 2008, compared to $522.9 million as at December 31, 2007. The decrease in liquidity was primarily the result of the purchase of the two Kenai LNG Carriers and a partial repayment made on the promissory note due to Teekay Corporation for the purchase of Teekay Nakilat (III). These were partially offset by our equity offerings in April 2008, which generated net proceeds of $202.5 million and our establishing a new $172.5 million revolving facility in June 2008.
Our primary short-term liquidity needs are to pay quarterly distributions on our outstanding units and to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, while our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof.
On April 1, 2008, we acquired the two Kenai LNG Carriers from Teekay Corporation for a total cost of $230.0 million. This acquisition was financed with the proceeds from our equity offerings in April 2008 as well as borrowings under one of our revolving credit facilities. Please read Item 1 – Financial Statements: Note 3 – Public Offering and Note 10(j) – Related Party Transactions. On May 6, 2008, with the delivery of the first of the four RasGas 3 LNG Carriers, Teekay Corporation sold to us its 100% interest in Teekay Nakilat (III), which owns a 40% interest in RasGas 3 Joint Venture for a purchase price of $110.2 million. This purchase was financed using one of our revolving credit facilities. Please read Item 1 – Financial Statements: Note 10(f) – Related Party Transactions.
We will need to use certain of our available liquidity or we may need to raise additional capital to finance existing capital commitments. We are required to purchase five of our Suezmax tankers, currently on capital lease arrangements, at various times from late-2009 to 2011. We anticipate that we will purchase these tankers by assuming the outstanding financing obligations that relate to them. However, we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. In addition, we are committed to acquiring Teekay Corporation’s 70% interest in the Teekay Tangguh Joint Venture, the three Skaugen LPG Carriers and the two Skaugen Multigas Carriers. These additional purchase commitments, which are scheduled to occur in 2009 and 2010, total $280.1 million. We intend to finance these purchases with one of our existing revolving credit facilities, incremental debt, surplus cash balances, proceeds from the issuance of additional common units, or combinations thereof. Please read Item 1 – Financial Statements: Note 12 – Commitments and Contingencies.

Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

	Nine Months Ended September 30,
(in thousands of U.S. dollars)	2008	2007
		(restated)

Net cash flow from operating activities	89,300	81,406
Net cash flow from financing activities	343,520	595,459
Net cash flow from investing activities	(464,980)	(665,260)
Operating Cash Flows. Net cash flow from operating activities increased to $89.3 million for the nine months ended September 30, 2008, from $81.4 million for the same period in 2007, primarily reflecting the increase in operating cash flows from the purchase of the two Kenai LNG Carriers in April 2008, and the timing of our cash receipts and payments, offset by an increase of $9.5 million in expenditures for drydocking. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel drydockings tends to be uneven between years.
Financing Cash Flows. Our investments in vessels and equipment have been financed primarily with term loans and capital lease arrangements. Proceeds from long-term debt were $819.1 million and $804.5 million, respectively, for the nine months ended September 30, 2008 and 2007. During the nine months ended September 30, 2008, we used these funds primarily to fund LNG newbuilding construction payments in the Teekay Tangguh Joint Venture and to fund the acquisition of the Kenai LNG Carriers. From time to time we refinance our loans and revolving credit facilities.
During the nine months ended September 30, 2008, the Teekay Tangguh Joint Venture received net proceeds of $8.0 million from long-term debt borrowings and received $0.6 million from its other joint venture partner, which were used to fund LNG newbuilding construction payments. Please read Item 1 – Financial Statements: Note 12(a) – Commitments and Contingencies.
On April 23, 2008, we completed a follow-on public offering of 5.0 million common units at a price of $28.75 per unit for gross proceeds of approximately $143.8 million. On May 8, 2008, the underwriters partially exercised their over-allotment option and purchased an additional 375,000 common units for an additional $10.8 million in gross proceeds to us. Concurrently with the public offering, Teekay Corporation acquired 1.7 million of our common units at the same public offering price for a total cost of $50.0 million. We used the net proceeds from the equity offerings of approximately $202.5 million (including our general partner’s proportionate 2% capital contribution) to reduce amounts outstanding under our revolving credit facilities which were used to fund the acquisitions of the Kenai LNG Carriers and our interests in the RasGas 3 LNG Carriers described above. Please read Item 1 – Financial Statements: Note 3 – Public Offering.
Cash distributions paid during the nine months ended September 30, 2008 increased to $70.6 million from $53.6 million for the same period last year. This increase was the result of:
•	a change in our quarterly distribution from $0.53 per unit in the third quarter of 2007 to $0.57 per unit in the third quarter of 2008; and
•	an increase in the number of units eligible to receive the cash distribution as a result of the public offering and private placement of common units during the second quarter of 2008.
Subsequent to September 30, 2008, cash distributions totaling $26.8 million were declared with respect to each of the third and fourth quarters of 2008, which were paid on November 14, 2008 and February 13, 2009, respectively.
In January 2007, we acquired a 2000-built LPG carrier, the Dania Spirit, from Teekay Corporation and the related long-term, fixed-rate time charter for a purchase price of approximately $18.5 million. The purchase was financed with one of our revolving credit facilities. Since this purchase represented a transaction between entities under common control, it has been accounted for at historical cost. Also, as this is included as a Dropdown Predecessor, it has been included for accounting purposes in our results as if it was acquired on April 1, 2003, when it was acquired by Teekay Corporation. The amount of the distribution paid to Teekay Corporation relating to the purchase of the Dania Spirit is reflected as a financing cash flow. Please read Item 1 – Financial Statements: Note 10(h) – Related Party Transactions and Note 19 – Restatement of Previously Issued Financial Statements.
During April 2008, we purchased the two Kenai LNG Carriers from Teekay Corporation for a total cost of $230.0 million, and immediately chartered the vessels back to Teekay Corporation for a period of 10 years (plus options exercisable by Teekay to extend up to an additional 15 years).  Since these purchases represent transactions between entities under common control, they have been accounted for at historical cost. Also, as these vessels were included as a Dropdown Predecessor, they have been included for accounting purposes in our results as if they were acquired in December 2007, when they were acquired by Teekay Corporation. The amount of the distribution paid to Teekay Corporation relating to the purchase of the two Kenai LNG Carriers is reflected as a financing cash flow. Please read Item 1 – Financial Statements: Note 10(j) – Related Party Transactions.
Investing Cash Flows. During the nine months ended September 30, 2008, Teekay Nakilat (III) advanced $262.7 million to the RasGas 3 Joint Venture. These advances, which were used by the RasGas 3 Joint Venture to fund LNG newbuilding construction payments, were primarily funded with long-term debt.

During the nine months ended September 30, 2008, we incurred $115.0 million in expenditures for vessels and equipment. These expenditures represent construction payments for the Teekay Tangguh Joint Venture’s two LNG carrier newbuildings and the two Skaugen Multigas newbuildings.
In April 2008, we received $5.4 million relating to a Spanish re-investment tax credit. Please read Item 1 – Financial Statements: Note 15 – Income Taxes.
In June 2008, the Teekay Tangguh Joint Venture returned $19.6 million of its contributed capital back to Teekay Corporation. Please read Item 1 – Financial Statements: Note 10(e) – Related Party Transactions.
Upon the delivery of the first RasGas 3 LNG Carrier in May 2008, we acquired Teekay Nakilat (III), which owns a 40% interest in the four RasGas 3 LNG Carriers, from Teekay Corporation for a purchase price (net of assumed debt) of $110.2 million, of which we paid $98.2 million during the second and third quarters of 2008 and the remaining $12.0 million subsequent to September 30, 2008. Since this ownership interest was purchased from Teekay Corporation, the transaction was between entities under common control and has been accounted for at historical cost. Therefore, the amount reflected as cash used in investing activities for this purchase represents the historical cost to Teekay Corporation. The excess of the purchase price over the contributed basis of Teekay Nakilat (III) has been reflected as a financing cash flow. Please read Item 1 – Financial Statements: Note 10(f) – Related Party Transactions.
During 2006, we acquired a 70% interest in Teekay Nakilat for approximately $102.0 million, of which we paid $26.9 million in 2006. During 2007, we borrowed under our revolving credit facilities and paid an additional $53.7 million and $21.4 million, respectively, towards the purchase price. Since this ownership interest was purchased from Teekay Corporation, the transaction was between entities under common control and has been accounted for at historical cost. Therefore, the amount reflected as cash used in investing activities for this purchase represents the historical cost to Teekay Corporation. The excess of the purchase price over the contributed basis of Teekay Nakilat has been reflected as a financing cash flow. Please read Item 1 – Financial Statements: Note 10(g) – Related Party Transactions.
Credit Facilities
As at September 30, 2008, we had three long-term revolving credit facilities available which provided for borrowings of up to $599.7 million, of which $444.7 million was undrawn. The amount available under the credit facilities reduces by $10.6 million (fourth quarter of 2008), $31.0 million (2009), $31.6 million (2010), $32.2 million (2011), $32.9 million (2012) and $461.4 million (thereafter). Interest payments are based on LIBOR plus a margin. All revolving credit facilities may be used by us to fund general partnership purposes and to fund cash distributions. We are required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of our vessels, together with other related security, and include a guarantee from us or our subsidiaries of all outstanding amounts.
We have a U.S. Dollar-denominated term loan outstanding which, as at September 30, 2008, totaled $427.7 million, of which $259.5 million of the term loan bears interest at a fixed rate of 5.39% and has quarterly payments that reduce over time. The remaining $168.2 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $56 million for each of three vessels due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on the vessels, together with certain other related security and certain undertakings from us.
We have a U.S. Dollar-denominated term loan outstanding which, as at September 30, 2008, totaled $875.8 million, of which $435.0 million bears interest at a fixed rate of 5.36% and requires quarterly payments. The remaining $440.8 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $110 million for each of four vessels due at maturity in 2020. Following delivery of all four vessels, an additional tranche of approximately $35 million for all four vessels will be advanced under the loan facility in quarterly installments until 2014 and will then be repaid in quarterly payments until maturity in 2020. The term loan is collateralized by first-priority mortgages on the vessels, together with certain other related security and certain undertakings from us. On December 31, 2008 Teekay Nakilat (III) and QGTC 3 novated the RasGas 3 term loan and their interest rate swap agreements to the RasGas 3 Joint Venture for no consideration. As a result, the RasGas 3 Joint Venture shall assume all the rights, liabilities and obligations of Teekay Nakilat (III) and QGTC 3 under the terms of the RasGas 3 term loan and the interest rate swap agreements. However, Teekay Nakilat (III) has guaranteed 40% of the RasGas 3 Joint Venture obligations under these interest rate swap agreements. We own a 40% interest in the RasGas 3 Joint Venture and we account for it under the equity method.
The Teekay Tangguh Joint Venture has a loan facility, which, as at September 30, 2008, provided for borrowings of up to $392.0 million, of which $111.2 million was undrawn. Prior to delivery of the two Tangguh LNG Carriers, interest payments on the loan are based on LIBOR plus margins. At September 30, 2008, the margins ranged between 0.30% and 0.80%. Following delivery of the vessels, interest payments on one tranche under the loan facility will be based on LIBOR plus 0.30%, while interest payments on the second tranche will be based on LIBOR plus 0.625%. Commencing three months after delivery of each vessel, one tranche (total value of $324.5 million) reduces in quarterly payments while the other tranche (total value of up to $190.0 million) correspondingly is drawn up with a final $95 million bullet payment per vessel due at the end of the twelve-year term. This loan facility is collateralized by first-priority mortgages on the vessels to which the loan relates, together with certain other security and is guaranteed by Teekay Corporation. Upon transfer of the ownership of the Teekay Tangguh Joint Venture from Teekay Corporation to us, the rights and obligations of Teekay Corporation under the guarantee may, upon the fulfillment of certain conditions, be transferred to us.
We have a U.S. Dollar-denominated demand loan outstanding owing to Teekay Nakilat’s joint venture partner, which, as at September 30, 2008, totaled $16.0 million, including accrued interest. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. The loan is repayable on demand no earlier than February 27, 2027.
We have two Euro-denominated term loans outstanding which, as at September 30, 2008 totaled 298.4 million Euros ($420.6 million). These loans were used to make restricted cash deposits that fully fund payments under capital leases. Interest payments are based on EURIBOR plus margins. The term loans have varying maturities through 2023 and monthly payments that reduce over time. These loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with certain other related security and guarantees from one of our subsidiaries.

The weighted-average effective interest rates for our long-term debt outstanding at September 30, 2008 and December 31, 2007 were 4.5% and 5.5%, respectively. These rates do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt. At September 30, 2008, the margins on our long-term debt ranged from 0.3% to 0.9%.
Our term loans and revolving credit facilities contain covenants and other restrictions typical of debt financing secured by vessels, including, but not limited to, one or more of the following that restrict the ship-owning subsidiaries from:
•	incurring or guaranteeing indebtedness;
•	changing ownership or structure, including mergers, consolidations, liquidations and dissolutions;
•	making dividends or distributions if we are in default;
•	making capital expenditures in excess of specified levels;
•	making certain negative pledges and granting certain liens;
•	selling, transferring, assigning or conveying assets;
•	making certain loans and investments; and
•	entering into a new line of business.
Certain loan agreements require that minimum levels of tangible net worth and aggregate liquidity be maintained; provide for a maximum level of leverage and require one of our subsidiaries to maintain restricted cash deposits. Our ship-owning subsidiaries may not, among other things, pay dividends or distributions if we are in default under our loan agreements and revolving credit facilities. Our capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels. As at September 30, 2008, we were in compliance with all covenants in our credit facilities and capital leases.
Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at September 30, 2008:

		Balance	2009	2011
		of	and	and	Beyond
	Total	2008	2010	2012	2012
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	1,756.5	36.7	168.7	170.2	1,380.9
Commitments under capital leases (2)	232.9	6.1	142.8	84.0	—
Commitments under capital leases (3)	1,079.1	6.0	48.0	48.0	977.1
Advances from affiliates and joint venture partners	59.6	1.2	—	—	58.4
Purchase obligations (4)	292.1	12.0	280.1	—	—

Total U.S. Dollar-denominated obligations	3,420.2	62.0	639.6	302.2	2,416.4

Euro-Denominated Obligations: (5)
Long-term debt (6)	420.6	2.8	24.7	230.9	162.2
Commitments under capital leases (2) (7)	199.8	34.4	74.0	91.4	—

Total Euro-denominated obligations	620.4	37.2	98.7	322.3	162.2

Totals	4,040.6	99.2	738.3	624.5	2,578.6

(1)
Excludes expected interest payments of $19.0 million (fourth quarter of 2008), $138.0 million (2009 and 2010), $121.8 million (2011 and 2012) and $296.7 million (beyond 2012). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at September 30, 2008, plus margins that ranged up to 0.9% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt. Includes 100% of the RasGas 3 term loan of $875.8 million.

(2)
Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur at various times from late-2009 to 2011. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $35.6 million to $39.2 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. We are also obligated to purchase one of our existing LNG carriers upon the termination of the related capital leases on December 31, 2011. The purchase obligation has been fully funded with restricted cash deposits. Please read Item 1 – Financial Statements: Note 5 – Leases and Restricted Cash.

(3)	Existing restricted cash deposits of $486.4 million, together with the interest earned on the deposits, will be sufficient to repay the remaining amounts we currently owe under the lease arrangements.

(4)
We agreed to acquire Teekay Corporation’s 70% interest in two 155,000 cubic meter newbuilding LNG carriers. The Partnership expects the purchase to be effective during the second quarter of 2009. See, however “– Results of Operations – Items You Should Consider When Evaluating Our Results of Operations.” The Tangguh vessels will provide transportation services to The Tangguh Production Sharing Contractors, a consortium led by a subsidiary of BP plc, to service the Tangguh LNG project in Indonesia at fixed rates, with inflation adjustments, for a period of 20 years. An Indonesian joint venture partner owns the remaining 30% interest in these vessels.

We acquired from Teekay Corporation its 40% interest in the four RasGas 3 LNG Carriers upon the delivery of the first vessel on May 6, 2008. We paid the estimated purchase price (net of assumed debt) of $110.2 million with $98.2 million paid during the second and third quarters of 2008 and the remaining $12.0 million paid subsequent to September 30, 2008. Please read Item 1 – Financial Statements: Note 10(f) – Related Party Transactions.

In December 2006, we entered into an agreement to acquire the three Skaugen LPG Carriers from Skaugen, for approximately $33.7 million per vessel upon their deliveries scheduled between early-2009 and mid-2010. The purchase price may be adjusted if the deliveries are delayed. In July 2008, Teekay Corporation signed contracts for the purchase of two newbuilding Multigas carriers from Skaugen and we have agreed to purchase these vessels from Teekay Corporation for a total cost of approximately $94 million upon their delivery scheduled for the second half of 2010. Please read Item 1 – Financial Statements: Note 12 – Commitments and Contingencies.

(5)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of September 30, 2008.

(6)
Excludes expected interest payments of $5.9 million (fourth quarter of 2008), $45.7 million (2009 and 2010), $25.2 million (2011 and 2012) and $65.9 million (beyond 2012). Expected interest payments are based on EURIBOR at September 30, 2008, plus margins that ranged up to 0.66%, as well as the prevailing U.S. Dollar/Euro exchange rate as of September 30, 2008. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(7)
Existing restricted cash deposits of $188.4 million, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangement, including our obligation to purchase the vessel at the end of the lease term.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties, can be found in Item 5. Operating and Financial Review and Prospects in our Annual Report on Form 20-F/A for the year ended December 31, 2007 filed with the SEC on December 2, 2008.
The sharp decline of economic and market conditions during the fourth quarter of 2008, including the significant disruptions in the global credit markets, have affected the estimates used in the valuation of a broad range of assets and liabilities. For the fourth quarter of 2008, we will assess whether these events have caused any of our assets, including goodwill, to be impaired and if so, the amount of any writedown. Any potential impairment could be material, however, any writedowns will not have an affect on our cash flows.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the nine months ended September 30, 2008 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future financial condition;
•	results of operations and revenues and expenses;
•	LNG, LPG and tanker market fundamentals;
•	future capital expenditures and availability of capital resources to fund capital expenditures;
•	offers of vessels and associated contracts to us from Teekay Corporation, and completing the acquisitions of vessels and projects;
•	delivery dates of newbuildings;
•	the commencement of service of newbuildings under long-term contracts and of LNG and LPG projects;
•	our liquidity needs; and
•	the expected timing, amount and method of financing for the purchase of joint venture interests and vessels, including our five Suezmax tankers operated pursuant to capital leases.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of LNG, LPG or oil; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG or LPG infrastructure constraints and community and environmental group resistance to new LNG or LPG infrastructure; potential development of active short-term or spot LNG or LPG shipping markets; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; changes in tax regulations; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; LNG or LPG project delays or abandonment; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F/A for the year ended December 31, 2007 filed with the SEC on December 2, 2008. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2008
PART I — FINANCIAL INFORMATION
Item 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at September 30, 2008, that are sensitive to changes in interest rates. For long-term debt and capital lease obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.
Expected Maturity Date

	Balance							Fair Value
	of					There-		Asset/
	2008	2009	2010	2011	2012	after	Total	(Liability)	Rate(1)
	(in millions of U.S. dollars, except percentages)

Long-Term Debt:
Variable Rate ($U.S.) (2)	17.9	26.0	19.2	22.7	24.4	934.6	1,044.8	(1,044.8)	4.1%
Variable Rate (Euro) (3) (4)	2.8	11.9	12.8	223.8	7.2	162.1	420.6	(420.6)	5.6%

Fixed-Rate Debt ($U.S.)	18.8	62.0	61.5	61.5	61.5	446.4	711.7	(721.1)	4.5%
Average Interest Rate	4.8%	4.6%	4.6%	4.6%	4.6%	5.1%	4.5%

Capital Lease Obligations (5) (6)
Fixed-Rate ($U.S.) (7)	2.3	120.3	3.9	80.1	—	—	206.6	206.6	7.4%
Average Interest Rate (8)	7.5%	8.8%	5.4%	5.5%	—	—	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9)	1.2	11.3	17.9	18.4	18.9	909.7	977.3	(72.5)	5.4%
Average Fixed Pay Rate (2)	6.2%	5.7%	5.5%	5.5%	5.6%	5.4%	5.4%
Contract Amount (Euro) (4) (10)	2.8	11.9	12.8	223.8	7.2	162.1	420.6	26.6	3.8%
Average Fixed Pay Rate (3)	3.8%	3.8%	3.8%	3.8%	3.7%	3.8%	3.8%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of September 30, 2008 ranged from 0.3% to 0.9%. Please read Item 1 — Financial Statements: Note 8 — Long-term Debt.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of September 30, 2008.

(5)
Excludes capital lease obligations (present value of minimum lease payments) of 125.2 million Euros ($176.5 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.0%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at September 30, 2008, this amount was 127.5 million Euros ($179.7 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6)
Under the terms of the capital leases for the RasGas II LNG Carriers (see Item 1 – Financial Statements: Note 5 – Leases and Restricted Cash), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at September 30, 2008 totaled $486.4 million, and the lease obligations, which as at September 30, 2008 totaled $469.3 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, Teekay Nakilat is not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at September 30, 2008, the contract amount, fair value and fixed interest rates of these interest rate swaps related to Teekay Nakilat’s capital lease obligations and restricted cash deposits were $485.4 million and $478.1 million, ($18.0) million and $19.1 million, and 4.9% and 4.8% respectively.

(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set quarterly at 3-month LIBOR.

(10)	The average variable receive rate for our Euro-denominated interest rate swaps is set monthly at 1-month EURIBOR.
Spot Market Rate Risk
One of our Suezmax tankers, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed rate established in the charter depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 17 years, although the charterer has the right to terminate the time charter in July 2018. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. At September 30, 2008, the fair value of this derivative liability was $27.2 million and the change from reporting period to period has been reported in voyage revenues.

Item 4 — RECENT FINANCIAL RESULTS
2008 Fourth Quarter and Year End Results
Our internal accounting records for the quarter ended December 31, 2008 include voyage revenues of $89.6 million and income from vessel operations of $41.4 million compared to voyage revenues of $69.0 million and income from vessel operations of $32.0 million for the same period in the prior year. The increase in our voyage revenues primarily relates to the acquisition of the Kenai LNG carriers, an increase in the profit share component of the time charter revenues for the Teide Spirit and an increase relating to the change in fair value of a derivative agreement between Teekay Corporation and us for the Toledo Spirit time charter contract. This increase was partially offset by an increase in off-hire days resulting from regularly scheduled drydockings and a decrease in revenue for certain of our Spanish-flagged vessels due to changes in foreign exchange rates. Changes in our revenues as a result of foreign currency fluctuations are generally offset by changes in our foreign currency-denominated expenses. The increase in income from vessel operations primarily relates to the above factors affecting voyage revenues. For the fourth quarter of 2008, we expect an increase in our unrealized non-cash loss relating to the change in fair value of our interest rate swap derivatives as compared to the same period in the prior year.
On February 2, 2009, we declared a cash distribution of $0.57 per unit for the fourth quarter of 2008, which was paid on February 13, 2009 to all unitholders of record on February 6, 2009.
Our internal accounting records for the year ended December 31, 2008 include voyage revenues of $303.8 million and income from vessel operations of $126.0 million, compared to voyage revenues of $270.0 million and income from vessel operations of $130.7 million for the year ended December 31, 2007. The increase in our voyage revenues primarily relates to the Kenai and RasGas II LNG carriers operating for all of 2008, an increase in the profit share component of the time charter revenues for the Teide Spirit and an increase in revenue for certain of our Spanish-flagged vessels due to changes in foreign exchange rates. This increase was partially offset by a decrease relating to the change in fair value of a derivative agreement between Teekay Corporation and us for the Toledo Spirit time charter contract and an increase in off-hire days resulting from regularly scheduled drydockings. The decrease in income from vessel operations primarily relates to an increase in vessel operating expenses and an increase in management fees, partially offset by the increase in voyage revenues described above. For the year ended December 31, 2008, we expect an increase in our unrealized non-cash loss relating to the change in fair value of our interest rate swap derivatives as compared to the prior year.
The financial information provided above includes historical results of vessels acquired by us from Teekay Corporation, for the period when these vessels were owned and operated by Teekay Corporation. The Kenai LNG carriers, which were acquired by us from Teekay Corporation on April 1, 2008, were acquired by Teekay Corporation from a third party in mid-December 2007 and were reflected in our results from December 2007.
As of December 31, 2008, our cash, cash equivalents and available borrowing capacity under our revolving credit facility totaled $491.8 million.
Our independent registered public accounting firm has not completed its audit of our consolidated financial statements for the year ended December 31, 2008 or performed a review of our financial information for the quarter ended December 31, 2008. Furthermore, we have not yet assessed whether the decline in market conditions caused any of our assets to be impaired for the fourth quarter. Any such impairment would result in an immediate change to earnings with a corresponding reduction of partners’ equity. As a result, the financial statements for the quarter and full year ended December 31, 2008 may be subject to change.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2008
PART II — OTHER INFORMATION
Item 1 — Legal Proceedings
None
Item 1A — Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F/A for the year ended December 31, 2007 filed with the SEC on December 2, 2008, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2007 Annual Report on Form 20-F/A except for the addition of the following:
Some of our subsidiaries are classified as corporations for U.S. federal income tax purposes, which could result in additional tax.
Our subsidiaries Arctic Spirit LLC and Polar Spirit LLC, which own the two Kenai LNG carriers, are classified as corporations for U.S. federal income tax purposes. As such, if these subsidiaries (and any other subsidiary classified as a corporation for U.S. federal income tax purposes) fail to qualify for an exemption from U.S. federal income tax on the U.S. source portion of our income attributable to transportation that begins or ends (but not both) in the U.S., the subsidiaries may be subject to U.S. federal income tax on such income. The imposition of this tax would result in decreased cash available for distribution to common unitholders.
In addition, these subsidiaries could be treated as passive foreign investment companies (or PFICs) for U.S. federal income tax purposes. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.
The Internal Revenue Service (or IRS) may challenge the manner in which we value our assets in determining the amount of income, gain, loss and deduction allocable to the unitholders, which could adversely affect the value of the common units.
A unitholder’s taxable income or loss with respect to a common unit each year will depend upon a number of factors, including the nature and fair market value of our assets at the time the holder acquired the common unit, whether we issue additional units or whether we engage in certain other transactions, and the manner in which our items of income, gain, loss and deduction are allocated among our partners. For this purpose, we determine the value of our assets and the relative amounts of our items of income, gain, loss and deduction allocable to our unitholders and our general partner as holder of the incentive distribution rights by reference to the value of our interests, including the incentive distribution rights. The IRS may challenge any valuation determinations that we make, particularly as to the incentive distribution rights, for which there is no public market. Moreover, the IRS could challenge certain other aspects of the manner in which we determine the relative allocations made to our unitholders and to the general partner as holder of our incentive distribution rights.
A successful IRS challenge to our valuation or allocation methods could increase the amount of net taxable income and gain realized by a unitholder with respect to a common unit. Any such IRS challenge, whether or not successful, could adversely affect the value of our common units.

If we do not receive a favorable ruling from the IRS related to the proposed structure we would use for certain of our LPG operations, we may recognize additional non-qualifying income from our LPG operations. Because we also plan to use the same structure certain of for our LNG operations, we may also receive less cash flow than expected from these LNG operations, or none at all, if we do not receive the ruling.
We anticipate that the LPG carriers acquired from I.M. Skaugen ASA will be held by a foreign subsidiary classified as a corporation for U.S. federal income tax purposes that is wholly owned by a U.S. partnership. We have requested a ruling from the IRS that would cause this foreign subsidiary not to be classified as PFIC for U.S. federal income tax purposes. If we do not receive a favorable ruling from the IRS, we anticipate that we would operate the LPG carriers in a pass-through structure rather than a corporation, and thereby avoid PFIC status for those vessels. Doing so would increase the amount of our non-qualifying income for purposes of determining our status as a partnership for U.S. federal income tax purposes, but we do not anticipate that the amount of this non-qualifying income would be sufficient to jeopardize such status.
If we receive a favorable ruling with respect to the LPG carrier structure, we anticipate that we will use the same structure to acquire and hold the carriers servicing the Tangguh LNG project. If we do not receive a favorable ruling, we believe placing the Tangguh LNG carriers in a pass-through structure, however, could jeopardize our status as a partnership for U.S. federal income tax purposes due to the nature of their charter agreements and the amount of income generated by those charters. In order to preserve our status as a partnership for U.S. foreign income tax purposes in the event we do not receive a favorable ruling, we would (i) seek to restructure the project, which may provide us less benefit than we originally anticipated or (ii) require certain tax elections to be made by unitholders in order to avoid adverse tax consequences. If any of these alternatives are not satisfactory to us, we may not acquire Teekay Corporation’s interest in the two LNG carriers and related charters. In that case, we would not receive the cash flow we currently expect to receive from this project.
The continuation of recent economic conditions, including disruptions in the global credit markets, could adversely affect our ability to grow.
The recent economic downturn and financial crisis in the global markets have produced illiquidity in the capital markets, market volatility, heightened exposure to interest rate and credit risks and reduced access to capital markets. If this economic downturn continues, we may face restricted access to the capital markets or bank lending, which may make it more difficult and costly to fund future growth. The decreased access to such resources could have a material adverse effect on our business, financial condition and results of operations.
The recent economic downturn may affect our customers’ ability to charter our vessels and pay for our services and may adversely affect our business and results of operations.
The recent economic downturn in the global financial markets may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels and services. Our customer’s inability to pay could also result in their default on our current contracts and charters. The decline in the amount of services requested by our customers or their default on our contracts with them could have a material adverse effect on our business, financial condition and results of operations. We cannot determine whether the difficult conditions in the economy and the financial markets will improve or worsen in the near future.

An impairment of goodwill could reduce our earnings.
At September 30, 2008, we had $35.6 million of goodwill recorded on our balance sheet. U.S. generally accepted accounting principles (or GAAP), requires us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Due to the decline in market conditions, we conducted an interim impairment review of our reporting units during the third quarter of 2008 and it was determined that the fair value attributable to our Suezmax tanker reporting unit was less than its carrying value. As a result, a goodwill impairment loss of $3.6 million was recognized in the Suezmax tanker reporting unit during the third quarter. For the fourth quarter of 2008, we will again assess whether the decline in market conditions has caused any of our assets to be impaired and, if so, we would be required to take an immediate charge to earnings with a corresponding reduction of partners’ equity and increase in balance sheet leverage as measured by debt to total capitalization.
In 2008, we identified material weaknesses in our internal controls over financial reporting and, as a result, we restated our financial statements and concluded that our internal control over financial reporting and our disclosure controls and procedures were ineffective as of December 31, 2007. Although we believe we have fully remediated these material weaknesses, our auditors are currently auditing our financial statements and our internal controls and may conclude that as of December 31, 2008 we had not maintained effective internal control over financial reporting.
On December 2, 2008, we filed an Annual Report on Form 20-F/A to amend our Annual Report on Form 20-F for the year ended December 31, 2007 and a form 6-K/A for the first quarter of 2008 in order to restate our previously reported financial results of operation, including results for 2003 through 2007 and first quarter of 2008. On the same date, we also filed a Form 6-K/A for the first quarter of 2008 and a Form 6-K for the second quarter of 2008. For a more complete description of this restatement, please see our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2007, including the “Explanatory Note” beginning on page 15 and “Item 15. Controls and Procedures” beginning on page 73.
The restatement adjusted our accounting treatment for derivative transactions, our accounting treatment for certain vessels we acquired from Teekay Corporation and our financial statement presentation of our interests in the RasGas 3 joint venture. The adjustments were all non-cash in nature and therefore affected net income but not our cash flows, liquidity or cash distributions to partners.
In connection with the restatement, we also reevaluated the assessment of our disclosure controls and procedures. Solely as a result of the material weaknesses in our internal controls over financial reporting, we concluded that our disclosure controls and procedures were not effective as of December 31, 2007.
The audit of our consolidated financial statements for the year ended December 31, 2008 and the auditors’ evaluation of the effectiveness of our internal controls over financial reporting have not yet been completed. The steps we have taken to remediate the identified material weaknesses may prove ineffective and our independent auditors may conclude that as of December 31, 2008 we had not maintained effective internal control over financial reporting, which might have an adverse effect on the price of our common units.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 — Defaults Upon Senior Securities
None
Item 4 — Submission of Matters to a Vote of Security Holders
None
Item 5 — Other Information
Technical Termination as a Partnership
On May 11, 2007, Teekay Corporation transferred its greater than 50% interest in our capital and profits to its wholly-owned subsidiary, Teekay Holdings Limited. As a result of this transfer and because Teekay Holdings Limited did not timely elect to be classified as a disregarded subsidiary of Teekay Corporation for U.S. tax purposes, we will be considered to have terminated as a partnership for U.S. tax purposes on May 11, 2007, then to have been reconstituted as a new partnership, unless the IRS grants Teekay Holdings Limited’s request for an extension of time to make the classification election.
If we were considered terminated as a partnership on May 11, 2007:
•	our depreciation and amortization deductions for 2007 and many subsequent years would be lower than if the termination did not occur;

•	unitholders who held our units in 2007 and did not use a calendar tax year in 2007 might be required to report more than 12 months of our net income or loss in their 2007 tax returns;

•
unitholders who acquired our units in 2007 after the termination may suffer reduced depreciation and amortization deductions if our reconstituted partnership does not make a valid Section 754 election for the portion of 2007 falling after the termination;

•	unitholders who held our units in 2007 or 2008 would be required to file amended tax returns for those years and might be subject to penalties and interest for those years; and

•
we would incur administrative expenses in connection with the filing of amended tax returns for 2007 and 2008 and amended unitholder information reports for 2007 and 2008, and the IRS might assert penalties and interest against us for failure to take the termination into account in our original tax returns and information reports, though Teekay Corporation has agreed to indemnify us for these and any other costs or losses to us arising from a May 11, 2007 termination.

If we were considered terminated on May 11, 2007, we would attempt to negotiate an agreement with the IRS that mitigates some of the effects of the termination for unitholders who held units in 2007 and 2008, possibly including a waiver of penalties and interest for 2007 and 2008 arising from the termination, a waiver of the requirement to file amended returns and information reports for 2007 and 2008 and permission to instead increase the taxable income reported to affected unitholders for tax years after 2008.
Expected Early Conversion of a Portion of the Subordinated Units
If we meet the applicable financial tests in our partnership agreement for any quarter ending on or after March 31, 2009, 3,683,643 subordinated units will convert into an equal number of common units. We expect that we will meet these tests for the quarter ending March 31, 2009 and that these subordinated units will therefore convert on the second business day following the distribution of available cash to unitholders with respect to the first quarter of 2009.
Item 6 — Exhibits

4.18	Agreement, dated June 30, 2008, for a U.S. $172,500,000 Secured Revolving Loan Facility between Arctic Spirit L.L.C., Polar Spirit L.L.C and DnB Nor Bank A.S.A.
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005
•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-137697) FILED WITH THE SEC ON SEPTEMBER 29, 2006

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.
	By:	Teekay GP L.L.C., its General Partner

Date: March 20, 2009	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBT INDEX

4.18	Agreement, dated June 30, 2008, for a U.S. $172,500,000 Secured Revolving Loan Facility between Arctic Spirit L.L.C., Polar Spirit L.L.C and DnB Nor Bank A.S.A.